Condensed Financial Statements in IFRS Itaú Unibanco Holding S.A. September 30, 2025 Itaú Day 2025 We held the 5th edition of Itaú Day, an event in which we shared with the market information about the evolution of our business and its impact on our clients’ experience. Itaú Day was attended by the Co-chairmen of the Board of Directors and all members of the Executive Committee. More than 35,000 people have already watched the event, which is available on our Investor Relations website. Management Report 9M25 Key indicators and ratios of our performance from January to September 2025 over the same period of the previous year: Highlights of the first nine months of 2025 Access the full content Recurring Result R$33.1 billion 9M24 8.8% Credit Portfolio1 R$1.4 trillion 9M24 6.1% ROE Recurring 21.1% 9M24 stable Net interest Income2 R$91.8 billion 38.8% Efficiency Ratio3 14.8% Tier 1 Capital Ratio4 13.8% -30 bps -40 bps The credit portfolio1 expanded in Brazil: 6.0% in individuals and 8.7% in companies. There was decrease of 1.2% in Latin America. The 13.8% growth in net interest income² was mainly related to: (i) higher revenues with loan operations, due to higher volume; and (ii) in interbank deposits. The expected credit loss from financial assets increased by 13.9% due to higher expected credit loss with loan and lease operations. General and administrative expenses decreased by 4.8%, mainly due to the reduction in selling of non-financial products, provision for tax and social security lawsuits and other risks. Our accumulated efficiency ratio³ in the first nine months of 2025 decreased 30 bps and stood at 38.8%. (1) Credit portfolio includes financial guarantees provided and private securities. (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. (3) Efficiency ratio based in BRGAAP managerial disclosure. (4) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3% in Sep-24. Increase of 2.9% in commissions and banking fees and income from insurance and private pension contracts, as a result of the 30.4% increase in income from insurance and private pension contracts, due to the higher financial result for the period and higher insurance sales, mainly related to life and credit life, partially offset by the 1.2% reduction in commissions and banking fees, due to the higher revenues related to current account services, payments and collections and investment banking activities. Performance 9M25 X 9M24 2 3 (1) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from Insurance Contracts and Private Pension, net of Reinsurance, and (vii) Other Income. For better comparability, the tax effects of managerial adjustments were reclassified. (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. (3) The sum on the Commissions and Banking Fees and Income from Insurance Contracts and Private Pension, net of Reinsurance. (4) The Return is calculated by dividing the Net income attributable to owners of the parent company by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (5) The return is calculated by dividing the Recurring Result by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (6) Source: Bloomberg. (7) The number of outstanding shares has been adjusted to reflect the 10% bonus that took place on March 20, 2025. Therefore, the indicators per share were reclassified. We present below the key indicators comprising our results: In R$ billions Income information 9M25 9M24 Variation Operating Revenues1 Net Interest Income2 Commissions and Banking Fees and Income from Insurance and Private Pension Contracts3 Expected Credit Loss from Financial Assets General and Administrative Expenses Net Income Net Income Attributable to Owners of the Parent Company Recurring Result Return on Average Equity - Annualized4 Recurring Return on Average Equity - Annualized5 Shares 9M257 9M24 7 Variation Net Income per Share - R$ Book Value per Share - R$ (in circulation on 09/30) Dividends and Interest on Own Capital net of Taxes per Share - R$ Average Financial Daily Trading Volume B3 (ON+PN) NYSE (ADR) Market Capitalization6 133.0 91.8 41.1 (24.9) (59.2) 33.7 33.0 33.1 21.0% 21.1% 130.0 80.6 40.0 (21.8) (62.2) 31.0 30.3 30.5 20.9% 21.1% 2.3% 13.8% 2.9% 13.9% -4.8% 8.7% 8.9% 8.8% 10 bps stable 3.06 20.02 0.75 1.8 0.8 1.0 397.2 2.81 18.69 0.71 1.4 0.8 0.6 330.8 8.9% 7.1% 4.9% 29.0% 2.5% 64.6% 20.1% 4 Know more Know more Know more We created a focused structure for crypto fund management Through Itaú Asset, we created our first dedicated structure for cryptoassets. This initiative reinforces our commitment to delivering innovative and tailored solutions to our clients, offering products that cover all allocation possibilities in the financial market. Our new crypto-focused team is now part of the Multimesas structure (similar to multi-asset), which includes more than 130 investment professionals. We are the first bank to offer Pix for small and medium-sized businesses using the Guaranteed Account credit line The new feature allows our clients to make Pix (Central Bank of Brazil’s instant payment system) transfers using the available credit in their Conta Garantida (Guaranteed Account, in Portuguese), a credit solution that enables companies to use their available limit and pay in the most convenient time. The amount can be paid in full or gradually, without a pre-established plan. This solution strengthens and expands the Pix solutions ecosystem at Itaú Empresas and contributes to our innovation agenda focused on cash flow solutions for our business clients. We launched new features to protect our business clients against potential scams and fraud With the Companies Security Hub, Pix (Central Bank of Brazil’s instant payment system) Alert, and Call Alert, we offer a simpler and safer journey, fostering autonomous and conscious financial management for our business clients in a context of increasing digitalization and growing sophistication of fraud targeting companies. • The Security Hub is a dedicated area within the Itaú Empresas app that brings together all tools and information related to protection against potential financial fraud and scams. The hub allows the customization of security features to meet each client’s needs. • Call Alert displays a warning on the Itaú Empresas app screen, notifying that the incoming call may be potentially fraudulent and giving the client the option to end account access or safely resume operations. • Pix Alert sends real-time notifications about suspicious transactions, showing contextual warnings directly on the app screen during the operation. Initiatives in 3Q25 5 Tier 1 Subordinated Notes We inform the market that we have exercised the call option all Tier 1 Subordinated Notes on the respective applicable redemption exercise dates for each issuance: Acess the Announcement to the Market of 08.28.2025 Acess the Announcement to the Market of 10.08.2025 (1) Notes issued on February 27, 2020, in the amount of US$700 million, with an annual coupon of 7.562%. The redemption occurred on August 27, 2025; (2) Notes issued on March 19, 2018, in the amount of US$750 million, with an annual coupon of 7.859%. The redemption occurred on September 19, 2025. Access the Announcement to the Market of 08.05.2025 Perpetual Subordinated Financial Bills We announce to the market that we issued Perpetual Subordinated Financial Bills (Financial Bills) in the total amount of R$3 billion, in negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2031, subject to the prior authorization of the Central Bank of Brazil. The Financial Bills will compose the Additional Tier 1 of the Company’s Total Capital with an estimated impact of 20 basis points1 on its Tier 1 capital ratio. ¹ Calculated on the capital base of June 30, 2025. Change in the Composition of the Statutory Audit Committee We inform that our Board of Directors has approved the election of Maria Elena Cardoso Figueira as the financial expert member of the Audit Committee, replacing Ricardo Baldin for the ongoing annual term of office. Maria Elena took office on October 09, 2025. Awards and recognitions Extel annual Ranking (formerly Institutional Investor) The annual ranking highlights the top professionals and teams in the industry, based on surveys and analysis from investment managers, executives, and analysts. The bank ranked first in all eight Executive Team categories (Sell-Side, Buy-Side, and overall). Itaú Unibanco also received awards for Best Latam and Brazil Research, Best Brazil Sales, and Best Corporate Access in Brazil. Best Bank in Cash Management - Euromoney We were recognized, for the 16th time, as the Best Cash Management Bank in Brazil by the British magazine Euromoney. We also received awards for Best Bank in Brazil in the categories of Products, Technology, and Customer Service in Cash Management. 6 Acknowledgements We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors meeting on November 04, 2025). Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its subsidiaries Condensed consolidated financial statements at September 30, 2025 and report on review 7 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 (A free translation of the original in Portuguese) Report on review of condensed consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying condensed consolidated balance sheet of the Itaú Unibanco Holding S.A. (the "Bank") and its subsidiaries, at September 30, 2025 and the related condensed consolidated statements of income and condensed consolidated comprehensive income for the nine-month period then ended, and the condensed consolidated statement of changes in s equity and condensed consolidated cash flows for the nine-month period then ended, and notes, comprising material accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of the condensed financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). 8 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Other matters Condensed statement of added value The condensed financial statements referred to above include the condensed consolidated statement of added value for the nine-month period ended at September 30, 2025. This statement is the responsibility of the Bank's management and presented as supplementary information. This statement was subjected to review procedures performed together with the review of the condensed financial statements for the purpose of concluding whether it is reconciled with the condensed financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this condensed statements of value added has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated condensed financial statements taken as a whole. Reconciliation of net income and stockholders' equity (Note 33(a)) The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BCB) and the condensed consolidated financial statements prepared in accordance with the International Accounting Standard - (IAS) 34 ("BACEN GAAP and IFRS Reconciliation"), referring to the nine-month period ended September 30, 2025, prepared under the responsibility of the Bank's Management, as described in Note 33(a), in compliance with BACEN standards, is presented as supplementary information for the purposes of (IAS) 34. This reconciliation was submitted to review procedures performed in conjunction with the review of the Bank's condensed consolidated financial statements to conclude whether it is reconciled with the condensed consolidated financial statements and the accounting records, as applicable. Based on our review, nothing has come to our attention that causes us to believe that this BACEN GAAP and IFRS Reconciliation has not been prepared, in all material respects, in a consistent manner with the condensed consolidated financial statements taken as a whole. São Paulo,November 4, 2025 PricewaterhouseCoopers Tatiana Fernandes Kagohara Gueorguiev Auditores Independentes Ltda. Contadora CRC 1SP245281/O-6 CRC 2SP000160/O-5 9 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet (In millions of reais) Assets Note 09/30/2025 12/31/2024 Cash 34,369 36,127 Financial assets 2,785,733 2,673,301 At Amortized Cost 1,935,023 1,912,804 Central Bank of Brazil deposits 164,192 160,698 Interbank deposits 4 65,753 66,931 Securities purchased under agreements to resell 4 275,438 243,220 Securities 9 314,215 327,507 Loan and lease operations 10 1,021,844 1,025,493 Other financial assets 18a 144,277 136,713 (-) Provision for expected credit loss 4, 9, 10 (50,696) (47,758) At Fair Value through Other Comprehensive Income 130,105 106,303 Securities 8 130,105 106,303 At Fair Value through Profit or Loss 720,605 654,194 Securities 5 636,861 560,143 Derivatives 6, 7 81,036 92,439 Other financial assets 18a 2,708 1,612 Insurance contracts 27 157 66 Tax assets 79,265 72,653 Income tax and social contribution - current 2c XIII 3,512 2,576 Income tax and social contribution - deferred 2c XIII, 24b I 64,025 58,859 Other 11,728 11,218 Other assets 18a 23,003 24,994 Investments in associates and joint ventures 11 10,598 10,074 Fixed assets, net 2c VIII, 13 12,402 13,263 Goodwill and Intangible assets, net 14 23,824 23,997 Total assets 2,969,351 2,854,475 The accompanying notes are an integral part of these consolidated financial statements. 10 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet (In millions of reais) Liabilities and stockholders' equity Note 09/30/2025 12/31/2024 Financial Liabilities 2,317,762 2,239,979 At Amortized Cost 2,236,838 2,148,776 Deposits 15 1,039,562 1,054,741 Securities sold under repurchase agreements 17a 455,396 388,787 Interbank market funds 17b 379,666 372,294 Institutional market funds 17c 143,258 140,547 Other financial liabilities 18b 218,956 192,407 At Fair Value through Profit or Loss 79,336 86,275 Derivatives 6, 7 79,084 85,413 Structured notes 16 252 318 Other financial liabilities 18b - 544 Provisions for financial guarantees, credit commitments and credits to be released 10 1,588 4,928 Insurance contracts and private pension 27 341,023 306,899 Provisions 29 18,610 19,209 Tax liabilities 24c 13,176 11,345 Income tax and social contribution - current 2c XIII 7,558 4,364 Income tax and social contribution - deferred 2c XIII, 24b II 554 603 Other 5,064 6,378 Other liabilities 18b 54,073 55,759 Total liabilities 2,744,644 2,633,191 Total stockholders’ equity attributed to the owners of the parent company 214,918 211,090 Capital 19a 124,063 90,729 Treasury shares 19a (1,822) (909) Capital reserves 19c 2,600 2,732 Profit reserves 19c 95,904 121,428 Other comprehensive income (5,827) (2,890) Non-controlling interests 19d 9,789 10,194 Total stockholders’ equity 224,707 221,284 Total liabilities and stockholders' equity 2,969,351 2,854,475 The accompanying notes are an integral part of these consolidated financial statements. 11 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Operating Revenues 43,402 40,644 127,780 125,113 Interest and similar income 21a 71,181 53,942 197,913 174,925 Interest and similar expense 21b (53,987) (37,291) (169,860) (118,979) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss 21c 13,628 5,340 40,440 20,997 Foreign exchange results and exchange variations in foreign transactions (3,073) 1,423 18,050 (1,218) Commissions and Banking Fees 22 11,681 11,636 34,385 34,806 Income from Insurance Contracts and Private Pension 2,425 1,809 6,726 5,158 Income from Insurance Contracts and Private Pension, net of Reinsurance 27 2,012 1,703 5,722 4,874 Financial Income from Insurance Contracts and Private Pension, net of Reinsurance 27 (10,582) (8,056) (30,867) (18,189) Income from Financial Assets related to Insurance Contracts and Private Pension 10,995 8,162 31,871 18,473 Other income 1,547 3,785 126 9,424 Expected Credit Loss from Financial Assets (7,490) (5,324) (24,879) (21,841) Expected Credit Loss with Loan and Lease Operations 10c (7,959) (4,894) (24,910) (21,494) Expected Credit Loss with Other Financial Asset, net 469 (430) 31 (347) Operating Revenues Net of Expected Credit Losses from Financial Assets 35,912 35,320 102,901 103,272 Other operating income / (expenses) (22,193) (25,312) (66,639) (68,796) General and administrative expenses 23 (19,848) (23,058) (59,235) (62,242) Tax expenses (2,727) (2,583) (8,479) (7,375) Share of profit or (loss) in associates and joint ventures 11 382 329 1,075 821 Income / (loss) before income tax and social contribution 13,719 10,008 36,262 34,476 Current income tax and social contribution 24a (3,866) (1,673) (9,461) (8,608) Deferred income tax and social contribution 24a 1,747 2,260 6,904 5,137 Net income / (loss) 11,600 10,595 33,705 31,005 Net income attributable to owners of the parent company 25 11,306 10,366 32,950 30,250 Net income / (loss) attributable to non-controlling interests 19d 294 229 755 755 Note 07/01 to 07/01 to 01/01 to 01/01 to Earnings per share - basic 25 Common 1.05 0.96 3.12 2.81 Preferred 1.05 0.96 3.12 2.81 Earnings per share - diluted 25 Common 1.04 0.96 3.09 2.79 Preferred 1.04 0.96 3.09 2.79 Weighted average number of outstanding shares - basic 25 Common 5,454,119,395 5,454,119,395 5,343,935,165 5,454,119,395 Preferred 5,304,647,063 5,318,787,606 5,210,630,426 5,316,298,399 Weighted average number of outstanding shares - diluted 25 Common 5,454,119,395 5,454,119,395 5,343,935,165 5,454,119,395 Preferred 5,393,797,914 5,400,122,663 5,309,254,499 5,389,382,084 The accompanying notes are an integral part of these consolidated financial statements. 12 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Comprehensive Income (In millions of reais) Note 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Net income / (loss) 11,600 10,595 33,705 31,005 Financial assets at fair value through other comprehensive income 8 78 1,242 1,000 (1,308) Change in fair value (567) 630 (715) (4,806) Tax effect 312 (212) 303 1,862 (Gains) / losses transferred to income 607 1,499 2,568 2,975 Tax effect (274) (675) (1,156) (1,339) Hedge 401 64 1,549 (981) Cash flow hedge 7 24 53 119 9 Change in fair value 54 95 228 1 Tax effect (30) (42) (109) 8 Hedge of net investment in foreign operation 7 377 11 1,430 (990) Change in fair value 718 28 2,748 (1,904) Tax effect (341) (17) (1,318) 914 Insurance contracts and private pension 98 (58) 623 375 Change in discount rate 163 43 865 764 Tax effect (65) (101) (242) (389) Remeasurements of liabilities for post-employment benefits (1) (4) (8) (13) (27) Remeasurements 26 (9) (14) (25) (45) Tax effect 5 6 12 18 Foreign exchange variation in foreign investments (1,028) (757) (6,096) 3,874 Other comprehensive income of non-controlling interests (437) 471 (748) 563 Total other comprehensive income (892) 954 (3,685) 2,496 Total comprehensive income 10,708 11,549 30,020 33,501 Comprehensive income attributable to the owners of the parent company 10,851 10,849 30,013 32,183 Comprehensive income attributable to non-controlling interests (143) 700 7 1,318 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. 13 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Changes in Stockholders’ Equity (In millions of reais) Note Attributed to owners of the parent company Total stockholders’ equity – owners of the parent company Total stockholders’ equity – noncontrolling interests Total Capital Treasury shares Capital reserves Profit reserves Retained earnings Other comprehensive income Financial assets at fair value through other comprehensive income (1) Insurance contracts and private pension Remeasurements of liabilities of post-employment benefits Conversion adjustments of foreign investments Gains and losses – hedge (2) Total - 01/01/2024 90,729 (11) 2,620 104,465 - (1,303) 86 (1,844) 3,178 (7,743) 190,177 8,873 199,050 Transactions with owners - (357) (129) - - - - - - - (486) - (486) Acquisition of treasury shares 19, 20 - (1,220) - - - - - - - - (1,220) - (1,220) Result of delivery of treasury shares 19, 20 - 863 (18) - - - - - - - 845 - 845 Recognition of share-based payment plans - - (111) - - - - - - - (111) - (111) Dividends - - - - - - - - - - - (569) (569) Interest on capital - - - - (9,056) - - - - - (9,056) - (9,056) Dividends / Interest on capital - declared after previous period - - - (11,000) - - - - - - (11,000) - (11,000) Unclaimed dividends and Interest on capital - - - - 30 - - - - - 30 - 30 Corporate reorganization 2c I, 3 - - - (302) - - - - - - (302) - (302) Other - - - (181) - - - - - - (181) - (181) Total comprehensive income - - - - 30,250 (1,308) 375 (27) 3,874 (981) 32,183 1,318 33,501 Net income - - - - 30,250 - - - - - 30,250 755 31,005 Other comprehensive income for the period - - - - - (1,308) 375 (27) 3,874 (981) 1,933 563 2,496 Appropriations: Legal reserve - - - 1,406 (1,406) - - - - - - - - Statutory reserve - - - 19,818 (19,818) - - - - - - - - Total - 09/30/2024 19 90,729 (368) 2,491 114,206 - (2,611) 461 (1,871) 7,052 (8,724) 201,365 9,622 210,987 Change in the period - (357) (129) 9,741 - (1,308) 375 (27) 3,874 (981) 11,188 749 11,937 Total - 01/01/2025 90,729 (909) 2,732 121,428 - (3,318) 556 (1,959) 11,730 (9,899) 211,090 10,194 221,284 Transactions with owners 33,334 (913) (132) (33,334) - - - - - - (1,045) - (1,045) Acquisition of treasury shares 19, 20 - (1,894) - - - - - - - - (1,894) - (1,894) Result of delivery of treasury shares 19, 20 - 981 (9) - - - - - - - 972 - 972 Recognition of share-based payment plans - - (123) - - - - - - - (123) - (123) Capitalization by reserves 33,334 - - (33,334) - - - - - - - - - Dividends - - - - - - - - - - - (412) (412) Interest on capital - - - - (9,503) - - - - - (9,503) - (9,503) Dividends / Interest on capital - declared after previous period - - - (15,489) - - - - - - (15,489) - (15,489) Unclaimed dividends and Interest on capital - - - - 36 - - - - - 36 - 36 Corporate reorganization 2c I, 3 - - - 82 - - - - - - 82 - 82 Other - - - (266) - - - - - - (266) - (266) Total comprehensive income - - - - 32,950 1,000 623 (13) (6,096) 1,549 30,013 7 30,020 Net income - - - - 32,950 - - - - - 32,950 755 33,705 Other comprehensive income for the period - - - - - 1,000 623 (13) (6,096) 1,549 (2,937) (748) (3,685) Appropriations: Legal reserve - - - 1,701 (1,701) - - - - - - - - Statutory reserve - - - 21,782 (21,782) - - - - - - - - Total - 09/30/2025 19 124,063 (1,822) 2,600 95,904 - (2,318) 1,179 (1,972) 5,634 (8,350) 214,918 9,789 224,707 Change in the period 33,334 (913) (132) (25,524) - 1,000 623 (13) (6,096) 1,549 3,828 (405) 3,423 1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income. 2) Includes cash flow hedge and hedge of net investment in foreign operation. The accompanying notes are an integral part of these consolidated financial statements. 14 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Cash Flows (In millions of reais) Note 01/01 to 09/30/2025 01/01 to 09/30/2024 Adjusted net income 70,319 31,007 Net income 33,705 31,005 Adjustments to net income: 36,614 2 Share-based payment (99) (23) Effects of changes in exchange rates on cash and cash equivalents 5,958 (9,620) Expected credit loss with financial assets 24,879 21,841 Income from interest and foreign exchange variation from operations with subordinated debt 2,066 6,332 Financial income from insurance contracts and private pension 27 30,867 18,189 Depreciation and amortization 5,539 4,751 Expense from update / charges on the provision for civil, labor, tax and legal obligations 1,383 733 Provision for civil, labor, tax and legal obligations 2,305 3,988 Revenue from update / charges on deposits in guarantee (702) (582) Deferred taxes (excluding hedge tax effects) 24b (1,686) (217) Income from share in the net income of associates and joint ventures and other investments (1,075) (821) Income from financial assets at fair value through other comprehensive income 2,568 2,975 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (5,612) (30,667) Income from interest and foreign exchange variation of financial assets at amortized cost (29,585) (16,009) (Gain) / loss on sale of investments and fixed assets (179) (187) Other 23 (13) (681) Change in assets and liabilities 7,569 (19,593) (Increase) / decrease in assets Interbank deposits 37,466 (6,213) Securities purchased under agreements to resell (328) (89,840) Central Bank of Brazil deposits (3,494) (7,626) Loan operations (23,419) (78,828) Derivatives (assets / liabilities) 6,623 (363) Financial assets at fair value through profit or loss (76,718) (11,532) Other financial assets (7,958) 2,158 Other tax assets (1,446) (1,432) Other assets (8,630) (7,566) (Decrease) / increase in liabilities Deposits (15,179) 69,138 Securities sold under repurchase agreements 66,609 55,675 Funds from interbank markets 7,372 13,123 Funds from institutional markets 615 12,498 Other financial liabilities 26,005 (1,217) Financial liabilities at fair value throught profit or loss (66) 20 Insurance contracts and private pension 3,880 9,849 Provisions (1,468) 2,901 Tax liabilities 11,647 2,058 Other liabilities (5,864) 25,186 Payment of income tax and social contribution (8,078) (7,582) Net cash from / (used in) operating activities 77,888 11,414 Dividends / Interest on capital received from investments in associates and joint ventures 526 156 Termination of intangible asset agreements 198 137 (Purchase) / Funds from the sale of financial assets at fair value through other comprehensive income (15,685) 52,102 (Purchase) / Redemptions of financial assets at amortized cost 44,637 (26,604) (Purchase) / Sale of investments in associates and joint ventures (22) (342) (Purchase) / Sale of fixed assets (742) (1,080) (Purchase) of intangible assets 14 (4,562) (3,969) Net cash from / (used in) investment activities 24,350 20,400 Raising of subordinated debt obligations 9,401 5,079 Redemption of subordinated debt obligations (9,371) (3,401) Change in non-controlling interests stockholders (748) 563 Acquisition of treasury shares (1,894) (1,220) Result of delivery of treasury shares 948 757 Dividends and interest on capital paid to non-controlling interests (412) (569) Dividends and interest on capital paid (27,811) (20,868) Net cash from / (used in) financing activities (29,887) (19,659) Net increase / (decrease) in cash and cash equivalents 2c III 72,351 12,155 Cash and cash equivalents at the beginning of the period 117,286 116,543 Effect of changes in exchange rates on cash and cash equivalents (5,958) 9,620 Cash and cash equivalents at the end of the period 183,679 138,318 Cash 34,369 37,868 Interbank deposits 46,375 6,293 Securities purchased under agreements to resell - Collateral held 102,935 94,157 Additional information on cash flow (Mainly operating activities) Interest received 180,638 159,352 Interest paid 155,330 88,571 Non-cash transactions Dividends and interest on capital declared and not yet paid 932 2,774 The accompanying notes are an integral part of these consolidated financial statements. 15 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Added Value (In millions of reais) 01/01 to 09/30/2025 01/01 to 09/30/2024 Income 277,979 227,171 Interest and similar 261,621 199,624 Commissions and banking fees 34,385 34,806 Income from insurance contracts and private pension 6,726 5,158 Expected credit loss with financial assets (24,879) (21,841) Other 126 9,424 Expenses (175,328) (129,638) Interest and similar (169,860) (118,979) Other (5,468) (10,659) Inputs purchased from third parties (18,479) (19,080) Third-Party and financial system services, security, transportation and travel expenses (6,140) (5,860) Other (12,339) (13,220) Data processing and telecommunications (4,320) (3,807) Advertising, promotions and publication (1,353) (1,566) Installations and materials (1,018) (1,004) Other (5,648) (6,843) Gross added value 84,172 78,453 Depreciation and amortization (5,563) (5,297) Net added value produced by the company 78,609 73,156 Added value received through transfer - Result of equity method 1,075 821 Total added value to be distributed 79,684 73,977 Distribution of added value 79,684 73,977 Personnel 25,509 23,640 Direct compensation 19,684 18,121 Benefits 4,796 4,602 FGTS – government severance pay fund 1,029 917 Taxes, fees and contributions 19,325 18,609 Federal 17,960 17,214 Municipal 1,365 1,395 Return on third parties’ capital 1,145 723 Rent 1,145 723 Return on capital 33,705 31,005 Dividends and interest on capital 9,503 9,056 Retained earnings attributable to owners of the parent company 23,447 21,194 Retained earnings attributable to non-controlling shareholders 755 755 The accompanying notes are an integral part of these financial statements. 16 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 09/30/2025 and 12/31/2024 for balance sheet accounts and from 01/01 to 09/30 of 2025 and 2024 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These Consolidated Financial Statements were approved by the Board of Directors on November 04, 2025. Note 2 - Material accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation. These Consolidated Financial Statements were prepared in accordance with IAS 34 - Interim Financial Reporting and ITAÚ UNIBANCO HOLDING opted to present its Condensed Financial Statements. The presentation of the Statement of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value; however, the IFRS do not require the presentation of this statement, which is presented as supplementary information, without prejudice to the set of Financial Statements. 17 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended September 30, 2025 There were no new accounting standards for the current period. II - Applicable for future periods • IFRS 18 - Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income. These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective. • IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures: Published in 2024, the amendments mainly address the following topics: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement, inclusion of electricity contracts, as well as allowing the use of these contracts in hedge structure. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events. These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. Possible impacts are being evaluated and will be completed by the date the standard comes into force. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. 18 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: Functional Currency(1) Incorporation Country Activity Interest in voting capital % Interest in total capital % 09/30/2025 12/31/2024 09/30/2025 12/31/2024 In Brazil Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. (2) Real Brazil Financial institution - 100.00% - 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú Colombia S.A. Colombian peso Colombia Financial institution 67.06% 67.06% 67.06% 67.06% Banco Itaú (Suisse) S.A. Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. US Dollar United States Securities Broker 100.00% 100.00% 100.00% 100.00% Banco Itaú Chile Chilean peso Chile Financial institution 67.42% 67.42% 67.42% 67.42% 1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar. 2) Company merged by Itaú Unibanco Holding S.A. at 01/31/2025. 19 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity. I.II - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' Equity. II - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income. For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries are accounted for as revenue in as a counterpart to asset. • ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of 20 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income. During the period, ITAÚ UNIBANCO HOLDING updated the estimates of expected credit loss and write-off of financial assets. This change in the estimate resulted in the reduction of the period for the write-off of financial assets, which up to 31 December 2024 was up to 24 months. The change in the accounting estimate generated an impact of R$ (2,756) (R$ (1,453) net of taxes), recognized in income in 2025. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation. IV.I Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. SPPI Test: is the assessment of cash flows generated by a financial instrument are assessed for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet the SPPI Test and it's classified in the category Fair value through profit or loss. Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at Fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at Fair value through profit or loss. 21 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income. IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives. • Credit commitments and Credits to be released. • Financial guarantees: measured at the higher amount between (i) the provision for expected credit loss; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term. • Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities. The portion of variation in the fair value of derivative financial liabilities and financial liabilities designated at fair value through profit or loss, resulting from changes in the own credit risk of ITAÚ UNIBANCO HOLDING is recognized in Income and in other comprehensive income, at the net amount of tax effects, respectively. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and income of financial assets and liabilities at fair value through profit or loss. 22 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts. ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 90 days or more. In this case, accrual of interest is no longer recognized. Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost and through other comprehensive income, credit commitments, credits to be released and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets). The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected credit loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: 23 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. • Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. IV.IV - Derivatives and use of hedge accouting Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Accounting Hedge: the risk management conducted with derivatives and non-derivatives may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements. ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7. At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities. To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued. 24 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment. • Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income. To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability. If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. • Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income. To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method. In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income. • Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income. If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income. To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. 25 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and lntangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls. Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). 26 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance contracts and private pension To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts: • Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable. • Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period. • Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs. The initial recognition of groups of insurance contracts and private pension is performed by the total of: • Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future. • Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between: • Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the 27 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 provision of the management service and insurance risks, and in the other portfolios, recognition is on a straightline basis over the term of the contract. • Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk. Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase). For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period. The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING. The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach). Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product. Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group. Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used. The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors. 28 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 29. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. 29 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used. ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING. The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the period in which they are enacted. In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Share-based payments Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments. In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan. The plans are settled with shares and are made up of variable compensation programs in shares and partner program. XVI - Treasury shares The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price. The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves. 30 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 XVII - Capital compensation ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements. Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards. Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Dividends and interest on capital are presented in Note 19. XVIII - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING. In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%. In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312. The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024. Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. 31 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023. In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital. In addition, in July 2025, new shares were issued, resulting in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 32.9%. Note 4 - Interbank deposits and securities purchased under agreements to resell The accounting policy on Interbank deposits and securities purchased under agreements to resell is presented in Note 2c IV. 09/30/2025 12/31/2024 Amortized Cost Amortized Cost Securities purchased under agreements to resell 275,438 243,220 Collateral held 112,696 78,199 Collateral repledge 81,955 117,108 Assets received as collateral with right to sell or repledge 3,326 7,223 Assets received as collateral without right to sell or repledge 78,629 109,885 Collateral sold 80,787 47,913 Interbank deposits 65,753 66,931 (Provision for expected credit loss) (34) (7) Total 341,157 310,144 Current 334,607 296,071 Non-current 6,550 14,073 Interbank deposits and securities purchased under agreements to resell are classified in stage 1. Note 5 - Securities at fair value through profit or loss (FVPL) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 09/30/2025 12/31/2024 Gross book value Fair value adjustment Fair value Gross book value Fair value adjustment Fair value Government securities 403,372 22 403,394 372,751 (5,201) 367,550 Brazil 397,241 (30) 397,211 366,857 (5,161) 361,696 Latin America 6,131 52 6,183 4,404 (23) 4,381 Abroad - - - 1,490 (17) 1,473 Corporate securities 147,268 (2,669) 144,599 133,587 (4,295) 129,292 Rural product note 1,645 (57) 1,588 972 (31) 941 Bank deposit certificates 1,185 - 1,185 450 - 450 Real estate receivables certificates 1,818 (78) 1,740 1,754 (100) 1,654 Debentures 100,611 (2,584) 98,027 91,544 (4,402) 87,142 Eurobonds and other 3,529 24 3,553 2,017 (26) 1,991 Financial bills 35,496 4 35,500 33,062 9 33,071 Promissory and commercial notes 900 (4) 896 1,214 2 1,216 Other 2,084 26 2,110 2,574 253 2,827 Shares 28,346 (1,457) 26,889 27,860 (1,980) 25,880 Investment funds 37,116 (135) 36,981 37,642 (539) 37,103 Total 616,102 (4,239) 611,863 571,840 (12,015) 559,825 Government securities (Designated FVPL) 25,010 (12) 24,998 313 5 318 Fair value 641,112 (4,251) 636,861 572,153 (12,010) 560,143 The Securities pledged as Guarantee of funding of financial institutions and customers and post-employment benefits (Note 26b), are: a) Government securities - Brazil R$ 150,518 (R$ 108,595 at 12/31/2024), b) Government securities - Latin America R$ 916 (R$ 2,539 at 12/31/2024), c) Government securities - Abroad R$ 0 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 450 (R$ 11,775 at 12/31/2024), totaling R$ 151,884 (R$ 122,909 at 12/31/2024). 32 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Securities at FVPL, by maturity: 09/30/2025 12/31/2024 Gross book value Fair value Gross book value Fair value Current 138,851 137,158 135,385 133,168 Non-stated maturity 49,563 47,961 48,007 45,488 Up to one year 89,288 89,197 87,378 87,680 Non-current 502,261 499,703 436,768 426,975 From one to five years 370,403 369,941 337,439 332,313 From five to ten years 97,842 97,318 64,604 62,659 After ten years 34,016 32,444 34,725 32,003 Total 641,112 636,861 572,153 560,143 Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 323,281 (R$ 287,919 at 12/31/2024) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. Note 6 - Derivatives The accounting policy on Derivatives is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument. Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards. Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term. Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a reference principal amount. Credit derivatives - They are financial instruments which aim is to transfer credit risk: • Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs. • Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows. Further information on parameters used to manage risks may be found in Note 32. 33 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 a) Derivatives by maturity date and counterparty By reference amount 09/30/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 200,601 80,120 1,413,222 190,813 182,290 2,563 2,621 2,072,230 1,666,491 31 - 90 215,757 43,398 1,117,454 571,356 120,425 6,227 68 2,074,685 649,948 91 - 365 359,240 49,254 4,614,843 970,354 292,635 47,710 2,952 6,336,988 2,404,815 366 - 720 93,795 13,011 65,705 536,315 62,552 7,305 2,131 780,814 763,763 Over 720 days 173,522 5,488 43,213 1,121,711 33,519 48,347 6,218 1,432,018 1,310,429 Total 1,042,915 191,271 7,254,437 3,390,549 691,421 112,152 13,990 12,696,735 6,795,446 Total 12/31/2024 868,983 5,273 2,325,428 2,844,414 632,408 100,812 18,128 6,795,446 Counterparties Stock exchange 1,042,877 3,414 7,111,504 1,664,906 145,281 50,716 106 10,018,804 3,452,914 Over-the-counter market 38 187,857 142,933 1,725,643 546,140 61,436 13,884 2,677,931 3,342,532 Financial institutions - 135,978 95,251 1,339,065 329,687 61,436 6,091 1,967,508 2,766,467 Companies 38 51,728 44,359 352,182 213,885 - 7,793 669,985 541,300 Individuals - 151 3,323 34,396 2,568 - - 40,438 34,765 Total 1,042,915 191,271 7,254,437 3,390,549 691,421 112,152 13,990 12,696,735 6,795,446 Total 12/31/2024 868,983 5,273 2,325,428 2,844,414 632,408 100,812 18,128 6,795,446 By fair value - assets 09/30/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 - 10,321 2,931 805 1,310 5 630 16,002 15,232 31 - 90 - 834 8,601 978 1,509 6 2 11,930 6,405 91 - 365 - 1,048 3,422 7,824 3,787 274 5 16,360 19,804 366 - 720 - 701 1,189 7,348 667 51 17 9,973 11,330 Over 720 days - 204 3,100 22,421 493 299 254 26,771 39,668 Total - 13,108 19,243 39,376 7,766 635 908 81,036 92,439 Total 12/31/2024 - 1,739 21,170 55,428 12,207 633 1,262 92,439 Counterparties Stock exchange - 643 15,780 14,695 1,035 168 625 32,946 48,562 Over-the-counter market - 12,465 3,463 24,681 6,731 467 283 48,090 43,877 Financial institutions - 11,471 2,131 16,366 3,326 467 265 34,026 23,262 Companies - 993 1,268 7,674 3,314 - 18 13,267 1,076 Individuals - 1 64 641 91 - - 797 19,539 Total - 13,108 19,243 39,376 7,766 635 908 81,036 92,439 Total 12/31/2024 - 1,739 21,170 55,428 12,207 633 1,262 92,439 By fair value - liabilities 09/30/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 - (12,495) (1,445) (397) (1,260) - (2) (15,599) (10,775) 31 - 90 - (720) (9,759) (1,247) (1,218) (6) - (12,950) (7,206) 91 - 365 - (1,211) (2,666) (8,176) (3,435) (4) (78) (15,570) (22,599) 366 - 720 - (143) (1,351) (7,259) (1,834) (27) (6) (10,620) (12,566) Over 720 days - (24) (2,027) (21,263) (609) (346) (104) (24,373) (32,267) Total - (14,593) (17,248) (38,342) (8,356) (383) (190) (79,112) (85,413) Total 12/31/2024 - (1,450) (20,588) (51,394) (10,761) (795) (425) (85,413) Counterparties Stock exchange - - (11,993) (15,503) (1,877) (190) (59) (29,622) (47,800) Over-the-counter market - (14,593) (5,255) (22,839) (6,479) (193) (131) (49,490) (37,613) Financial institutions - (11,822) (2,322) (15,169) (2,850) (193) (81) (32,437) (20,154) Companies - (2,630) (2,887) (5,501) (3,567) - (50) (14,635) (1,713) Individuals - (141) (46) (2,169) (62) - - (2,418) (15,746) Total - (14,593) (17,248) (38,342) (8,356) (383) (190) (79,112) (85,413) Total 12/31/2024 - (1,450) (20,588) (51,394) (10,761) (795) (425) (85,413) Own credit risk (DVA) was R$ 28 (R$ 0 at 12/31/2024) and is composed of derivatives. The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 17,414 (R$ 24,254 at 12/31/2024), composed basically of government securities. 34 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Derivatives by index 09/30/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Shares Reference amount 33,805 660 3,352,061 2,242 2 5,774 2,593 3,397,137 305,589 Fair value - asset - 642 15,180 422 - 136 7 16,387 15,315 Fair value - liability - - (12,913) (1,210) - (104) (26) (14,253) (13,359) Commodities Reference amount 13,561 17 20,341 45 9,355 2 309 43,630 29,270 Fair value - asset - 17 975 3 337 - 3 1,335 702 Fair value - liability - (15) (414) (204) (288) - (3) (924) (692) Interest Reference amount 928,877 9,789 3,691,585 3,355,363 1 106,362 6,889 8,098,866 5,335,062 Fair value - asset - 10,072 665 37,751 2 499 295 49,284 47,801 Fair value - liability - (10,598) (1,359) (36,489) (2) (279) (58) (48,785) (42,608) Foreign currency Reference amount 66,672 180,805 190,450 32,899 682,063 14 4,199 1,157,102 1,125,525 Fair value - asset - 2,377 2,423 1,200 7,427 - 603 14,030 28,621 Fair value - liability - (3,980) (2,562) (439) (8,066) - (103) (15,150) (28,754) 35 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 c) Credit derivatives ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. 09/30/2025 Maximum potential of future payments, gross Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years By instrument CDS 34,383 3,691 10,520 15,516 4,656 TRS 48,655 48,655 - - - Total by instrument 83,038 52,346 10,520 15,516 4,656 By risk rating Investment grade 9,618 733 1,802 6,967 116 Below investment grade 73,420 51,613 8,718 8,549 4,540 Total by risk 83,038 52,346 10,520 15,516 4,656 By reference entity Brazilian government 71,884 51,266 8,545 7,778 4,295 Governments – abroad 508 53 130 322 3 Private entities 10,646 1,027 1,845 7,416 358 Total by entity 83,038 52,346 10,520 15,516 4,656 12/31/2024 Maximum potential of future payments, gross Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years By instrument CDS 37,066 6,463 11,940 18,192 471 TRS 36,037 36,037 - - - Total by instrument 73,103 42,500 11,940 18,192 471 By risk rating Investment grade 10,014 1,222 1,544 7,153 95 Below investment grade 63,089 41,278 10,396 11,039 376 Total by risk 73,103 42,500 11,940 18,192 471 By reference entity Brazilian government 59,799 40,664 8,678 10,284 173 Governments – abroad 411 78 141 192 - Private entities 12,893 1,758 3,121 7,716 298 Total by entity 73,103 42,500 11,940 18,192 471 09/30/2025 Received risk Transferred risk Net risk Credit derivatives CDS (34,383) 29,114 (5,269) TRS (48,655) - (48,655) Total (83,038) 29,114 (53,924) 12/31/2024 Received risk Transferred risk Net risk Credit derivatives CDS (37,066) 27,708 (9,358) TRS (36,037) - (36,037) Total (73,103) 27,708 (45,395) 36 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2025 Gross amount of recognized financial assets (1) Gross amount offset in the Balance Sheet Net amount of financial assets presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral received Securities purchased under agreements to resell 275,438 - 275,438 (1,685) - 273,753 Derivatives 81,036 - 81,036 (21,107) - 59,929 12/31/2024 Gross amount of recognized financial assets (1) Gross amount offset in the Balance Sheet Net amount of financial assets presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral received Securities purchased under agreements to resell 243,219 - 243,219 (11,648) - 231,571 Derivatives 92,439 - 92,439 (637) (367) 91,435 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2025 Gross amount of recognized financial liabilities (1) Gross amount offset in the Balance Sheet Net amount of financial liabilities presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral pledged Securities sold under repurchase agreements 455,396 - 455,396 (6,862) - 448,534 Derivatives 79,112 - 79,112 (21,107) (835) 57,170 12/31/2024 Gross amount of recognized financial liabilities (1) Gross amount offset in the Balance Sheet Net amount of financial liabilities presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral pledged Securities sold under repurchase agreements 388,787 - 388,787 (309,008) - 79,779 Derivatives 85,413 - 85,413 (637) - 84,776 1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. 2) Limited to amounts subject to enforceable master offset agreements and other such agreements. 3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. 37 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest Rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 38 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 a) Summaries by instrument and hedge item, nominal amount and maturity 09/30/2025 12/31/2024 Hedge instruments Hedged item Hedge instruments Hedged item Notional amount Fair value adjustment Gross book value Notional amount Fair value adjustment Gross book value Cash flow hedge 177,757 (257) 177,824 236,045 (91) 242,931 Hedge of assets transactions 2,526 - 2,509 1,966 (10) 2,420 Hedge of asset-backed securities under repurchase agreements 12,077 - 12,444 63,261 (123) 66,795 Hedge of assets denominated in Chilean unit of account 55,492 (224) 55,492 39,894 (159) 39,842 Hedge of loan operations 20,209 26 20,209 10,910 54 10,955 Hedge of deposits and repurchase agreements 53,437 - 53,218 107,677 76 110,405 Hedge of funding 32,913 (61) 32,914 10,900 82 10,908 Hedge of highly probable forecast transactions 1,103 2 1,038 1,437 (11) 1,606 Hedge of net investment in foreign operations 26,351 (60) 25,666 19,363 4,572 23,701 Hedge of net investment in foreign operations 26,351 (60) 25,666 19,363 4,572 23,701 Fair value hedge 129,314 (1,004) 130,982 101,443 837 101,020 Hedge of securities at amortized cost 45,648 (891) 48,074 2,186 (49) 2,186 Hedge of securities at fair value through other comprehensive income 21,305 43 20,584 36,557 847 36,341 Hedge of loan operations 29,644 (132) 29,644 37,116 333 37,116 Hedge of funding 32,659 (24) 32,618 25,287 (294) 25,287 Hedge of firm commitments 58 - 62 297 - 90 Total 333,422 (1,321) 334,472 356,851 5,318 367,652 39 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 09/30/2025 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 102,573 31,574 16,326 8,580 12,879 5,825 - 177,757 Hedge of assets transactions - - 2,001 - 525 - - 2,526 Hedge of asset-backed securities under repurchase agreements - - 7,863 4,214 - - - 12,077 Hedge assets denominated in Chilean unit of account 52,303 3,189 - - - - - 55,492 Hedge of loan operations 9,509 3,900 727 1,106 4,967 - - 20,209 Hedge of deposits and repurchase agreements 25,394 14,567 3,081 2,747 1,972 5,676 - 53,437 Hedge of funding 14,265 9,917 2,654 513 5,415 149 - 32,913 Hedge of highly probable forecast transactions 1,102 1 - - - - - 1,103 Hedge of net investment in foreign operations 26,351 - - - - - - 26,351 Hedge of net investment in foreign operations (1) 26,351 - - - - - - 26,351 Fair value hedge 56,079 18,814 22,249 10,500 5,563 13,225 2,884 129,314 Hedge of securities at amortized cost 8,261 6,002 12,513 3,888 3,265 10,363 1,356 45,648 Hedge of securities at fair value through other comprehensive income 16,700 125 2,865 261 214 216 924 21,305 Hedge of loan operations 12,700 5,906 4,330 4,522 402 1,486 298 29,644 Hedge of funding 18,360 6,781 2,541 1,829 1,682 1,160 306 32,659 Hedge of firm commitments 58 - - - - - - 58 Total 185,003 50,388 38,575 19,080 18,442 19,050 2,884 333,422 12/31/2024 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 125,198 68,069 28,155 8,754 4,980 889 - 236,045 Hedge of assets transactions - - 1,247 719 - - - 1,966 Hedge of asset-backed securities under repurchase agreements 22,629 15,489 17,016 5,170 2,957 - - 63,261 Hedge assets denominated in Chilean unit of account 16,801 23,093 - - - - - 39,894 Hedge of loan operations 7,310 1,148 746 1,272 434 - - 10,910 Hedge of deposits and repurchase agreements 67,617 27,835 9,146 1,467 1,174 438 - 107,677 Hedge of funding 9,404 504 - 126 415 451 - 10,900 Hedge of highly probable forecast transactions 1,437 - - - - - - 1,437 Hedge of net investment in foreign operations 19,363 - - - - - - 19,363 Hedge of net investment in foreign operations (1) 19,363 - - - - - - 19,363 Fair value hedge 33,722 24,659 10,366 10,274 9,987 10,226 2,209 101,443 Hedge of securities at amortized cost 1,091 1,095 - - - - - 2,186 Hedge of securities at fair value through other comprehensive income 11,165 7,544 3,741 4,384 2,965 5,251 1,507 36,557 Hedge of loan operations 8,227 12,446 6,090 4,334 4,092 1,647 280 37,116 Hedge of funding 12,942 3,574 535 1,556 2,930 3,328 422 25,287 Hedge of firm commitments 297 - - - - - - 297 Total 178,283 92,728 38,521 19,028 14,967 11,115 2,209 356,851 1) Classified as current, since instruments are frequently renewed. 40 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 41 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Strategies Heading 09/30/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge Assets Liabilities ineffectiveness Interest rate risk Hedge of assets transactions Loan and lease operations and Securities 2,509 - 7 (9) 2,526 7 Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 12,444 - (216) (1,167) 12,077 (216) Hedge of assets denominated in Chilean unit of account Securities 55,492 - (60) (70) 55,492 (60) Hedge of loan operations Loan and lease operations 20,209 - 31 89 20,209 31 Hedge of deposits and repurchase agreements Securities sold under agreements to resell and Deposits - 53,218 (219) 220 53,437 (219) Hedge of funding Deposits - 31,364 (19) (45) 31,363 (19) Foreign exchange risk Hedge of funding Deposits - 1,550 (6) (6) 1,550 (6) Hedge of highly probable forecast transactions 51 987 75 241 1,103 75 Total 90,705 87,119 (407) (747) 177,757 (407) Strategies Heading 12/31/2024 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge Assets Liabilities ineffectiveness Interest rate risk Hedge of assets transactions Loan and lease operations and Securities 2,420 - (155) (155) 1,966 (155) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 66,795 - (3,428) (3,429) 63,261 (3,428) Hedge of assets denominated in Chilean unit of account Securities 39,842 - (54) (54) 39,894 (54) Hedge of loan operations Loan and lease operations 10,955 - 44 59 10,910 44 Hedge of deposits and repurchase agreements Securities sold under agreements to resell and Deposits - 110,405 2,672 2,672 107,677 2,728 Hedge of funding Deposits - 9,732 3 (61) 9,735 3 Foreign exchange risk Hedge of funding Deposits - 1,176 (11) (11) 1,165 (11) Hedge of highly probable forecast transactions - 1,606 (193) (90) 1,437 (193) Total 120,012 122,919 (1,122) (1,069) 236,045 (1,066) Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies. 42 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Hedge instruments 09/30/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash Assets Liabilities flow hedge reserve to income Interest rate risk Futures 68,040 - - (427) (427) - (91) Forward 48,558 - 196 (52) (52) - (22) Swaps 58,506 95 43 4 4 - 16 Foreign exchange risk Futures 958 - - 64 64 - (2) Forward 1,695 2 115 4 4 - - Total 177,757 97 354 (407) (407) - (99) Hedge instruments 12/31/2024 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash Assets Liabilities flow hedge reserve to income Interest rate risk Futures 172,904 76 133 (855) (911) 56 (285) Forward 33,218 - 132 (45) (45) - - Swaps 27,321 106 31 38 38 - (59) Foreign exchange risk Futures 1,186 4 - (181) (181) - (3) Forward 1,416 34 15 (23) (23) - - Total 236,045 220 311 (1,066) (1,122) 56 (347) 1) Values in the heading derivatives. 43 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 09/30/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge Assets Liabilities ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 25,666 - (14,504) (14,504) 26,351 (14,535) Total 25,666 - (14,504) (14,504) 26,351 (14,535) Strategies 12/31/2024 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge Assets Liabilities ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 23,701 - (17,404) (17,404) 19,363 (17,428) Total 23,701 - (17,404) (17,404) 19,363 (17,428) 1) Hedge instruments consider the gross tax position. Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments. 44 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Hedge instruments 09/30/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in the value recognized in Other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion Assets Liabilities reserve into income Foreign exchange risk Future 11,124 - - (4,451) (4,410) (41) - Future / NDF 8,112 - 17 (7,327) (7,203) (124) - Future / Financial Assets 7,115 - 43 (2,757) (2,891) 134 - Total 26,351 - 60 (14,535) (14,504) (31) - Hedge instruments 12/31/2024 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in the value recognized in Other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion Assets Liabilities reserve into income Foreign exchange risk Future 5,234 21 - (6,093) (6,053) (40) - Future / NDF 7,933 129 107 (2,640) (2,610) (30) (1) Future / Financial Assets 6,196 6,490 1,961 (8,695) (8,741) 46 - Total 19,363 6,640 2,068 (17,428) (17,404) (24) (1) 1) Values recorded in the heading derivatives. d) Fair value hedge Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures. Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies. 45 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Strategies 09/30/2025 Hedge Item Hedge Instruments Book value (1) Fair value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of securities at amortized cost 48,074 - 48,121 - 47 45,648 (38) Hedge of securities at fair value through other comprehensive income 20,584 - 20,559 - (25) 21,305 26 Hedge of loan operations 29,644 - 30,057 - 413 29,644 (413) Hedge of funding - 32,618 - 32,701 (83) 32,659 83 Foreign exchange risk Hedge of firm commitments - 62 - 74 (12) 58 12 Total 98,302 32,680 98,737 32,775 340 129,314 (330) Strategies 12/31/2024 Hedge Item Hedge Instruments Book value (1) Fair value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of securities at amortized cost 2,186 - 2,197 - 11 2,186 (10) Hedge of securities at fair value through other comprehensive income 36,341 - 36,116 - (225) 36,557 224 Hedge of loan operations 37,116 - 37,423 - 307 37,116 (304) Hedge of funding - 25,287 - 25,088 199 25,287 (199) Foreign exchange risk Hedge of firm commitments - 90 - 112 (22) 297 22 Total 75,643 25,377 75,736 25,200 270 101,443 (267) 1) Values recorded in the heading deposits, securities, and loan and lease operations. Hedges of loan operations are portfolio strategies. The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 28 (R$ (226) at 12/31/2024), with effect on the income of R$ (57) (R$ 8 at 12/31/2024). 46 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Hedge Instruments 09/30/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness Assets Liabilities recognized in income Interest rate risk Swaps 99,417 257 1,261 (538) (2) Futures 29,839 - - 196 12 Foreign exchange risk Futures 58 - - 12 - Total 129,314 257 1,261 (330) 10 Hedge Instruments 12/31/2024 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness Assets Liabilities recognized in income Interest rate risk Swaps 90,201 1,557 737 (328) 8 Futures 10,945 17 - 39 (5) Foreign exchange risk Futures 297 - - 22 - Total 101,443 1,574 737 (267) 3 1) Values recorded in the heading Derivatives. 47 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 8 - Securities at fair value through other comprehensive income (FVOCI) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 09/30/2025 12/31/2024 Gross book value Fair value adjustment Fair value Gross book value Fair value adjustment Fair value Government securities 122,293 (1,483) 120,810 102,483 (3,610) 98,873 Brazil 76,107 (1,512) 74,595 67,990 (3,613) 64,377 Latin America 27,597 23 27,620 21,421 49 21,470 Abroad 18,589 6 18,595 13,072 (46) 13,026 Corporate securities 9,081 (511) 8,570 7,219 (355) 6,864 Rural product note - - - 127 (1) 126 Bank deposit certificates 152 (1) 151 82 1 83 Real estate receivables certificates 18 - 18 60 (3) 57 Debentures 2,868 (103) 2,765 1,708 (210) 1,498 Eurobonds and other 5,727 (411) 5,316 4,957 (145) 4,812 Financial bills 5 - 5 51 2 53 Promissory and commercial notes 40 - 40 - - - Other 271 4 275 234 1 235 Total 131,374 (1,994) 129,380 109,702 (3,965) 105,737 Shares (designated at FVOCI) 1,843 (1,118) 725 1,762 (1,196) 566 Total 133,217 (3,112) 130,105 111,464 (5,161) 106,303 Expected credit loss (Income) (466) (257) Fair value adjustment (OCI) (2,646) (4,904) Fair value 130,105 106,303 The Securities pledged in guarantee of funding transactions of financial institutions and customers and Postemployment benefits (Note 26b), are: a) Government securities - Brazil R$ 30,934 (R$ 33,971 at 12/31/2024), b) Government securities - Latin America R$ 11,856 (R$ 3,050 at 12/31/2024), c) Government securities - Abroad R$ 6,762 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 1,310 (R$ 986 at 12/31/2024), totaling R$ 50,862 (R$ 38,007 at 12/31/2024). Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period. Securities at FVOCI, by maturity: 09/30/2025 12/31/2024 Gross book value Fair value Gross book value Fair value Current 45,104 43,901 41,123 39,877 Non-stated maturity 1,843 724 1,762 566 Up to one year 43,261 43,177 39,361 39,311 Non-current 88,113 86,204 70,341 66,426 From one to five years 61,899 62,147 49,121 47,809 From five to ten years 15,083 14,755 11,201 10,803 After ten years 11,131 9,302 10,019 7,814 Total 133,217 130,105 111,464 106,303 48 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Reconciliation of expected credit loss for securities at FVOCI, except shares designated to FVOCI, segregated by stages: 01/01/2025 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Government securities (43) - - - - 41 - (2) Corporate securities (73) - 14 (14) - 62 - (11) Total (116) - 14 (14) - 103 - (13) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Corporate securities (127) 14 113 - - - - - Total (127) 14 113 - - - - - Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Corporate securities (14) - - (14) (113) (312) - (453) Total (14) - - (14) (113) (312) - (453) 01/01/2024 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Government securities (38) - - - - (5) - (43) Corporate securities (79) 55 - (21) - (28) - (73) Total (117) 55 - (21) - (33) - (116) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (24) 21 - (55) - (69) - (127) Total (24) 21 - (55) - (69) - (127) Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (26) - - - - 12 - (14) Total (26) - - - - 12 - (14) 49 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 9 - Securities at amortized cost (AC) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 09/30/2025 12/31/2024 Gross book value Gross book value Government securities 126,828 158,680 Brazil 103,142 111,824 Latin America 8,289 21,730 Abroad 15,397 25,126 Corporate securities 184,818 168,827 Rural product note 65,608 60,358 Bank deposit certificates 52 50 Real estate receivables certificates 4,315 5,827 Debentures 77,785 77,344 Eurobonds and other 11,657 1,102 Financial bills 295 212 Promissory and commercial notes 17,915 16,312 Other 7,191 7,622 Investment funds 2,569 - Total 314,215 327,507 Expected credit loss (5,384) (3,655) Amortized cost 308,831 323,852 The Securities pledged as collateral of funding transactions of financial institutions and customers and Postemployment benefits (Note 26b), are: a) Government securities - Brazil R$ 45,515 (R$ 39,289 at 12/31/2024), b) Government securities – Latin America R$ 896 ( R$ 969 at 12/31/2024 ) and c) Corporate securities R$ 369 (R$ 29,964 at 12/31/2024), totaling R$ 46,780 (R$ 70,222 at 12/31/2024). Securities at amortized cost, by maturity: 09/30/2025 12/31/2024 Gross book value Amortized cost Gross book value Amortized cost Current 72,082 69,269 90,213 88,582 Up to one year 72,082 69,269 90,213 88,582 Non-current 242,133 239,562 237,294 235,270 From one to five years 177,887 175,997 165,759 164,332 From five to ten years 51,678 51,001 60,289 59,694 After ten years 12,568 12,564 11,246 11,244 Total 314,215 308,831 327,507 323,852 50 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Reconciliation of expected credit loss for securities at amortized cost, segregated by stages: Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Government securities (28) - - - - 17 - (11) Corporate securities (296) 10 44 (29) (1) 28 - (244) Total (324) 10 44 (29) (1) 45 - (255) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Corporate securities (125) 29 94 (10) (4) (610) - (626) Total (125) 29 94 (10) (4) (610) - (626) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Corporate securities (3,206) 1 4 (44) (94) (1,218) 54 (4,503) Total (3,206) 1 4 (44) (94) (1,218) 54 (4,503) Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Government securities (36) - - - - 8 - (28) Corporate securities (147) 449 149 (166) (88) (493) - (296) Total (183) 449 149 (166) (88) (485) - (324) 01/01/2024 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / (Reversal) Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (122) 166 416 (449) (13) (123) - (125) Total (122) 166 416 (449) (13) (123) - (125) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (549) 88 13 (149) (416) (2,193) - (3,206) Total (549) 88 13 (149) (416) (2,193) - (3,206) Note 10 - Loan and lease operations The accounting policy on financial assets and liabilities is presented in Note 2c IV. a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 09/30/2025 12/31/2024 Gross book value Gross book value Individuals 455,322 445,574 Credit card 142,185 143,048 Personal loan 67,545 66,104 Payroll loans 72,414 74,524 Vehicles 36,328 36,637 Mortgage loans 136,850 125,261 Companies 360,948 357,633 Large companies 155,942 152,412 Micro / small and medium companies 205,006 205,221 Foreign loans - Latin America 205,574 222,286 Total (1) 1,021,844 1,025,493 Expected credit loss (46,866) (49,024) Total loans and lease operations, net of Expected Credit Loss 974,978 976,469 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 51 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 By maturity 09/30/2025 12/31/2024 Gross book value Gross book value Overdue as from 1 day 22,226 23,496 Falling due up to 3 months 258,466 273,729 Falling due from 3 months to 12 months 246,785 262,710 Falling due after 1 year 494,367 465,558 Total 1,021,844 1,025,493 By concentration 09/30/2025 12/31/2024 Gross book value Gross book value Largest debtor 6,257 6,658 10 largest debtors 46,408 44,294 20 largest debtors 69,928 66,407 50 largest debtors 112,999 106,980 100 largest debtors 153,177 148,748 The Provision for expected credit loss comprises Expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,588) (R$ (4,928) at 12/31/2024). The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. 52 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Gross book value by stages 01/01/2025 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2024 09/30/2025 Individuals 347,749 (21,606) (3,019) 34,180 250 36,733 - 394,287 Companies 332,440 (6,181) (1,617) 6,276 494 9,774 - 341,186 Foreign units Latin America 196,464 (7,713) (898) 8,245 1,217 (9,816) - 187,499 Total 876,653 (35,500) (5,534) 48,701 1,961 36,691 - 922,972 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2024 09/30/2025 Individuals 66,468 (34,180) (11,396) 21,606 5,802 (13,814) - 34,486 Companies 13,237 (6,276) (4,470) 6,181 2,018 (1,186) - 9,504 Foreign units Latin America 14,004 (8,245) (3,559) 7,713 2,058 (2,241) - 9,730 Total 93,709 (48,701) (19,425) 35,500 9,878 (17,241) - 53,720 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-off Balance at 12/31/2024 09/30/2025 Individuals 31,357 (250) (5,802) 3,019 11,396 6,800 (19,971) 26,549 Companies 11,956 (494) (2,018) 1,617 4,470 (1,169) (4,104) 10,258 Foreign units Latin America 11,818 (1,217) (2,058) 898 3,559 (1,662) (2,993) 8,345 Total 55,131 (1,961) (9,878) 5,534 19,425 3,969 (27,068) 45,152 Consolidated 3 Stages Balance at Acquisition / (Settlement) Write-off (2) Balance at 12/31/2024 09/30/2025 Individuals 445,574 29,719 (19,971) 455,322 Companies 357,633 7,419 (4,104) 360,948 Foreign units Latin America 222,286 (13,719) (2,993) 205,574 Total 1,025,493 23,419 (27,068) 1,021,844 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Includes updating the estimate regarding the write-off of operations. 53 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 01/01/2024 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 317,335 (53,024) (1,189) 35,139 243 49,245 - 347,749 Companies 278,412 (12,840) (1,734) 5,339 212 63,051 - 332,440 Foreign units Latin America 164,907 (8,863) (884) 3,378 22 37,904 - 196,464 Total 760,654 (74,727) (3,807) 43,856 477 150,200 - 876,653 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 63,579 (35,139) (14,153) 53,024 1,307 (2,150) - 66,468 Companies 14,043 (5,339) (5,974) 12,840 538 (2,871) - 13,237 Foreign units Latin America 12,077 (3,378) (4,601) 8,863 475 568 - 14,004 Total 89,699 (43,856) (24,728) 74,727 2,320 (4,453) - 93,709 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 35,702 (243) (1,307) 1,189 14,153 6,019 (24,156) 31,357 Companies 15,190 (212) (538) 1,734 5,974 (4,597) (5,595) 11,956 Foreign units Latin America 9,345 (22) (475) 884 4,601 (959) (1,556) 11,818 Total 60,237 (477) (2,320) 3,807 24,728 463 (31,307) 55,131 Consolidated 3 Stages Balance at Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 416,616 53,114 (24,156) 445,574 Companies 307,645 55,583 (5,595) 357,633 Foreign units Latin America 186,329 37,513 (1,556) 222,286 Total (2) 910,590 146,210 (31,307) 1,025,493 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. Modification of contractual cash flows The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,531 (R$ 1,885 at 12/31/2024) before the modification, which gave rise to an effect on profit or loss of R$ 28 (R$ 17 from 01/01 to 09/30/2024). At 09/30/2025, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 148 (R$ 266 at 12/31/2024). 54 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 c) Expected credit loss by stages 01/01/2025 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Individuals (6,297) 974 85 (2,158) (48) 904 - (6,540) Companies (2,010) 243 31 (565) (27) 731 - (1,597) Foreign units Latin America (2,634) 257 57 (897) (435) 2,005 - (1,647) Total (10,941) 1,474 173 (3,620) (510) 3,640 - (9,784) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Individuals (5,882) 2,158 3,966 (974) (1,345) (6,439) - (8,516) Companies (2,093) 565 1,656 (243) (560) (1,788) - (2,463) Foreign units Latin America (1,628) 897 711 (257) (422) (758) - (1,457) Total (9,603) 3,620 6,333 (1,474) (2,327) (8,985) - (12,436) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Individuals (17,730) 48 1,345 (85) (3,966) (14,406) 19,971 (14,823) Companies (6,978) 27 560 (31) (1,656) (2,866) 4,104 (6,840) Foreign units Latin America (3,772) 435 422 (57) (711) (2,293) 2,993 (2,983) Total (28,480) 510 2,327 (173) (6,333) (19,565) 27,068 (24,646) Consolidated 3 Stages Balance at (Increase) / Reversal Write-off Balance at 12/31/2024 09/30/2025 Individuals (29,909) (19,941) 19,971 (29,879) Companies (11,081) (3,923) 4,104 (10,900) Foreign units Latin America (8,034) (1,046) 2,993 (6,087) Total (49,024) (24,910) 27,068 (46,866) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 55 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 01/01/2024 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (4,923) 1,131 18 (1,809) (7) (707) - (6,297) Companies (1,929) 217 28 (328) (46) 48 - (2,010) Foreign units Latin America (1,891) 223 19 (129) (3) (853) - (2,634) Total (8,743) 1,571 65 (2,266) (56) (1,512) - (10,941) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (6,127) 1,809 4,769 (1,131) (153) (5,049) - (5,882) Companies (2,561) 328 1,473 (217) (134) (982) - (2,093) Foreign units Latin America (1,497) 129 928 (223) (124) (841) - (1,628) Total (10,185) 2,266 7,170 (1,571) (411) (6,872) - (9,603) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (18,001) 7 153 (18) (4,769) (19,258) 24,156 (17,730) Companies (10,709) 46 134 (28) (1,473) (543) 5,595 (6,978) Foreign units Latin America (3,225) 3 124 (19) (928) (1,283) 1,556 (3,772) Total (31,935) 56 411 (65) (7,170) (21,084) 31,307 (28,480) Consolidated 3 Stages Balance at (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (29,051) (25,014) 24,156 (29,909) Companies (15,199) (1,477) 5,595 (11,081) Foreign units Latin America (6,613) (2,977) 1,556 (8,034) Total (2) (50,863) (29,468) 31,307 (49,024) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released of R$ (1,588) (R$ (4,928) at 12/31/2024). 56 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 d) Lease operations - Lessor Leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 09/30/2025 12/31/2024 Payments receivable Future financial income Present value Payments receivable Future financial income Present value Current 2,398 (570) 1,828 2,505 (462) 2,043 Non-current 7,950 (2,281) 5,669 8,987 (2,687) 6,300 From 1 to 2 years 1,771 (443) 1,328 1,918 (507) 1,411 From 2 to 3 years 1,340 (341) 999 1,481 (392) 1,089 From 3 to 4 years 992 (267) 725 1,024 (309) 715 From 4 to 5 years 785 (214) 571 960 (256) 704 Over 5 years 3,062 (1,016) 2,046 3,604 (1,223) 2,381 Total 10,348 (2,851) 7,497 11,492 (3,149) 8,343 In the period, revenues from leases were R$ 582 (R$ 600 at 01/01 to 09/30/2024). e) Restricted operations and transfer of financial assets Restricted and with co-obligation 09/30/2025 01/01 to 09/30/2025 12/31/2024 01/01 to 09/30/2024 Assets Liabilities Income Assets Liabilities Income Book value Fair value Book value Fair value Book value Fair value Book value Fair value Restricted operations on assets 8,537 - 8,553 - (18) 8,749 - 8,753 - (1) Loan operations 8,537 - - - (1,036) 8,749 - - - 1,271 Foreign borrowing through securities - - 8,553 - 1,018 - - 8,753 - (1,272) Transfer of financial assets 213 207 213 207 - 512 509 512 508 - Total 8,750 207 8,766 207 (18) 9,261 509 9,265 508 (1) Without co-obligation 01/01 to 09/30/2025 01/01 to 09/30/2024 Portfolio transferred Income Portfolio transferred Income Loan operations and other credits 479 (55) 1,352 23 Written off operations (WO) 3,436 127 14,814 174 Total 3,915 72 16,166 197 57 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 11 - Investments in associates and joint ventures a) Non-material individual investments of ITAÚ UNIBANCO HOLDING 09/30/2025 01/01 to 09/30/2025 Investment Equity in earnings Other comprehensive income Total Income Associates 9,070 1,110 (20) 1,090 Joint ventures 1,528 (35) (6) (41) Total 10,598 1,075 (26) 1,049 12/31/2024 01/01 to 09/30/2024 Investment Equity in earnings Other comprehensive income Total Income Associates 8,548 909 (21) 888 Joint ventures 1,526 (88) 2 (86) Total 10,074 821 (19) 802 At 09/30/2025, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.38% total capital and 41.56% voting capital; 50.45% total capital and 41.62% voting capital at 12/31/2024); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2024); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2024); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2024); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2024); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2024); Tecnologia Bancária S.A. (28.75% total capital and 29.78% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2024); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2024); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2024); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2024); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2024); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2024); Riblinor S.A. (40% total and voting capital; 40% at 12/31/2024) and Caja de Valores Del Paraguay S.A. (9.09% total and voting capital). At 09/30/2025, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2024); ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2024); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2024); Avenue Holding Cayman Ltd (32.91% total and 33.41% voting capital; 33.60% total capital and 34.11% voting capital at 12/31/2024) and includes result not arising from subsidiaries' net income. Note 12 - Lease operations - Lessee The accounting policy on lease operations (lessee) is presented in Note 2c VII. During the period ended 09/30/2025, total cash outflow with lease amounted to R$ 709 and lease agreements in the amount of R$ 421 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below: 09/30/2025 12/31/2024 Up to 3 months 223 244 3 months to 1 year 639 716 1 to 5 years 2,420 2,728 Over 5 years 1,329 1,348 Total financial liability 4,611 5,036 58 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Lease amounts recognized in the Consolidated Statement of Income: 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Sublease revenues 10 10 26 32 Depreciation expenses (172) (175) (500) (526) Interest expenses (103) (56) (287) (193) Lease expenses for low value assets (25) (24) (73) (70) Variable expenses not included in lease liabilities (10) (13) (32) (39) Total (300) (258) (866) (796) In the periods from 01/01 to 09/30/2025 and from 01/01 to 09/30/2024, there was no impairment adjustment. Note 13 - Fixed assets The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X. Fixed assets 09/30/2025 Annual depreciation rates Cost Depreciation Impairment Residual Real Estate 10,067 (4,015) (434) 5,618 Land 1,969 - - 1,969 Buildings and improvements 4% to 10% 8,098 (4,015) (434) 3,649 Other fixed assets 20,374 (13,522) (68) 6,784 Installations and furniture 10% to 20% 3,562 (2,731) (17) 814 Data processing systems 20% to 50% 9,304 (8,127) (51) 1,126 Works of art 153 - - 153 Right of use 4,808 (1,287) - 3,521 Other (1) 10% to 20% 2,547 (1,377) - 1,170 Total 30,441 (17,537) (502) 12,402 1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment. Fixed assets 12/31/2024 Annual depreciation rates Cost Depreciation Impairment Residual Real Estate 9,738 (3,934) (244) 5,560 Land 1,997 - - 1,997 Buildings and improvements 4% to 10% 7,741 (3,934) (244) 3,563 Other fixed assets 21,176 (13,405) (68) 7,703 Installations and furniture 10% to 20% 3,524 (2,693) (17) 814 Data processing systems 20% to 50% 9,424 (7,991) (51) 1,382 Right of use (1) 5,431 (1,361) - 4,070 Other (2) 10% to 20% 2,797 (1,360) - 1,437 Total 30,914 (17,339) (312) 13,263 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 2) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment. Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028. 59 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 14 - Goodwill and Intangible assets The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X. Goodwill and intangible from incorporation Intangible assets Total Association for the promotion and offer of financial products and services Software acquired Internally developed software Other intangible assets (1) Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2024 13,317 2,366 5,869 23,568 7,996 53,116 Acquisitions 60 - 674 3,341 487 4,562 Termination / write-offs - - (2) (192) (260) (454) Exchange variation (885) (69) (163) (152) (115) (1,384) Other 3 (12) 7 (5) - (7) Balance at 09/30/2025 12,495 2,285 6,385 26,560 8,108 55,833 Amortization Balance at 12/31/2024 - (1,378) (4,318) (11,557) (4,569) (21,822) Amortization expense - (60) (376) (2,534) (929) (3,899) Termination / write-offs - - 1 - 259 260 Exchange variation - 39 98 99 112 348 Other - 12 - - - 12 Balance at 09/30/2025 - (1,387) (4,595) (13,992) (5,127) (25,101) Impairment Balance at 12/31/2024 (4,968) (729) (174) (1,326) (100) (7,297) Increase - - - (164) - (164) Exchange variation 525 28 - - - 553 Balance at 09/30/2025 (4,443) (701) (174) (1,490) (100) (6,908) Book value Balance at 09/30/2025 8,052 197 1,616 11,078 2,881 23,824 1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits. 60 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Goodwill and intangible from incorporation Intangible assets Total 31/12/2024 Association for the promotion and offer of financial products and services Software acquired Internally developed software Other intangible assets (1) Annual amortization rates 8% 20% 20% 10% to 20% Cost 01/01/2024 Balance at 12/31/2023 12,255 2,227 5,177 19,577 7,602 46,838 Acquisitions 135 - 412 4,125 863 5,535 Termination / write-offs - (7) (5) (269) (591) (872) Exchange variation 927 162 263 138 122 1,612 Other - (16) 22 (3) - 3 Balance at 12/31/2024 13,317 2,366 5,869 23,568 7,996 53,116 Amortization Balance at 12/31/2023 - (1,242) (3,713) (8,422) (3,766) (17,143) Amortization expense - (82) (448) (3,048) (1,278) (4,856) Termination / write-offs - 6 4 1 591 602 Exchange variation - (76) (162) (88) (116) (442) Other - 16 1 - - 17 Balance at 12/31/2024 - (1,378) (4,318) (11,557) (4,569) (21,822) Impairment Balance at 12/31/2023 (4,420) (648) (174) (1,089) - (6,331) Increase - - - (237) (100) (337) Exchange variation (548) (81) - - - (629) Balance at 12/31/2024 (4,968) (729) (174) (1,326) (100) (7,297) Book value Balance at 12/31/2024 8,349 259 1,377 10,685 3,327 23,997 1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits. Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (966) (R$ (1,313) at 12/31/2024) is disclosed in the General and administrative expenses (Note 23). Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 2,725 (R$ 3,073 at 12/31/2024). 61 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 15 - Deposits 09/30/2025 12/31/2024 Amortized Cost Amortized Cost Interest-bearing deposits 911,217 923,330 Savings 169,375 180,730 Interbank 5,926 7,224 Time deposits 735,916 735,376 Non-interest-bearing deposits 128,345 131,411 Demand 127,801 124,920 Other deposits 544 6,491 Total 1,039,562 1,054,741 Current 498,009 526,152 Non-current 541,553 528,589 Note 16 - Financial liabilities designated at fair value through profit or loss The accounting policy on financial assets and liabilities is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has Debt securities designated at fair value through profit or loss in the amount of R$ 252 (R$ 318 at 12/31/2024), and in their totality with maturity over 1 year. The effect of credit risk of these instruments is not significant at 09/30/2025 and 12/31/2024. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements 09/30/2025 12/31/2024 Amortized cost Amortized cost Assets pledged as collateral 290,769 168,872 Government securities 204,615 126,565 Corporate securities 42,859 41,275 Own issue 2 2 Foreign securities 43,293 1,030 Assets received as collateral 84,223 118,867 Right to sell or repledge the collateral 80,404 101,048 Total 455,396 388,787 Current 375,179 345,633 Non-current 80,217 43,154 62 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Interbank market funds 09/30/2025 12/31/2024 Amortized cost Amortized cost Financial bills 62,391 70,083 Real estate credit bills 64,296 52,112 Rural credit bills 60,262 49,744 Guaranteed real estate bills 63,051 64,491 Import and export financing 105,281 117,921 Onlending domestic 24,385 17,943 Total 379,666 372,294 Current 202,151 218,138 Non-current 177,515 154,156 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 09/30/2025 12/31/2024 Amortized cost Amortized cost Subordinated debt 47,320 45,224 Foreign loans through securities 70,965 75,912 Funding from structured operations certificates 24,973 19,411 Total 143,258 140,547 Current 9,423 17,033 Non-current 133,835 123,514 63 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 d) Subordinated debt, including perpetual debts Name of security / currency Principal amount (original currency) Issue Maturity Return p.a. 09/30/2025 12/31/2024 Subordinated financial bills - BRL 2,146 2019 Perpetual 114% of SELIC 1,268 1,294 935 2019 Perpetual SELIC + 1.17% to 1.19% 1,024 1,033 450 2020 2029 CDI + 1.85% 800 715 106 2020 2030 IPCA + 4.64% 178 166 1,556 2020 2030 CDI + 2% 2,784 2,486 5,488 2021 2031 CDI + 2% 9,456 8,443 1,005 2022 Perpetual CDI + 2.4% 1,154 1,027 1,161 2023 2034 102% of CDI 1,178 1,198 108 2023 2034 CDI + 0.2% 110 112 122 2023 2034 10.63% 123 126 700 2023 Perpetual CDI + 1.9% 797 712 107 2023 2034 IPCA + 5.48% 116 114 530 2024 2034 100% of CDI 530 541 3,100 2024 2034 CDI + 0.65% 3,577 3,226 1,000 2024 Perpetual CDI + 0.9% 1,147 1,033 2,830 2024 Perpetual CDI + 1.1% 3,154 2,834 470 2024 2039 102% of CDI 470 481 4,984 2025 Perpetual CDI + 1.25% 5,244 - 4,415 2025 Perpetual CDI + 1.35% 4,811 - Total 37,921 25,541 Subordinated euronotes - USD 750 2018 Perpetual 7.86% - 4,746 700 2020 Perpetual 7.56% - 4,404 501 2021 2031 3.88% 2,692 3,080 Total 2,692 12,230 Subordinated bonds - CLP 180,351 2008 2033 3.50% to 4.92% 1,419 1,578 97,962 2009 2035 4.75% 1,119 1,248 1,060,250 2010 2032 4.35% 112 124 1,060,250 2010 2035 3.90% to 3.96% 258 286 1,060,250 2010 2036 4.48% 1,230 1,363 1,060,250 2010 2038 3.93% 896 993 1,060,250 2010 2040 4.15% to 4.29% 690 765 1,060,250 2010 2042 4.45% 337 373 57,168 2014 2034 3.80% 441 488 Total 6,502 7,218 Subordinated bonds - COP 146,000 2013 2028 IPC + 2% 200 208 Total 200 208 Subordinated bonds - USD 172 2025 2025 8.90% 5 22 878 2024 2024 7.18% - 5 Total 5 27 Total 47,320 45,224 64 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 18 - Other assets and liabilities a) Other assets Note 09/30/2025 12/31/2024 Financial 146,985 138,325 At amortized cost 144,277 136,713 Receivables from credit card issuers 90,758 82,014 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 29d 13,426 13,662 Trading and intermediation of securities 25,793 24,152 Income receivable 4,977 4,080 Operations without credit granting characteristics, net of provisions 8,799 9,759 Net amount receivables from reimbursement of provisions 29c 479 358 Deposits in guarantee of fund raisings abroad 44 40 Foreign exchange portfolio - 2,648 Other 1 - At fair value through profit or loss 2,708 1,612 Other financial assets 2,708 1,612 Non-financial (1) 23,003 24,994 Sundry foreign 1,787 4,524 Prepaid expenses 7,030 8,503 Sundry domestic 4,620 4,028 Assets of post-employment benefit plans 26e 286 301 Encrypted digital assets 2,969 2,345 Other 6,311 5,293 Current 151,991 144,380 Non-current 17,997 18,939 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. b) Other liabilities Note 09/30/2025 12/31/2024 Financial 218,956 192,951 At amortized cost 218,956 192,407 Credit card operations 170,540 164,872 Trading and intermediation of securities 28,749 18,636 Lease liabilities 3,165 3,681 Other 16,502 5,218 At fair value through profit or loss - 544 Other financial liabilities - 544 Non-financial 54,073 55,759 Funds in transit 17,025 25,124 Charging and collection of taxes and similar 10,824 398 Social and statutory 6,285 12,487 Deferred income 2,109 1,258 Sundry domestic 5,138 5,076 Personnel provision 3,800 2,731 Provision for sundry payments 3,062 2,260 Obligations on official agreements and rendering of payment services 1,903 2,433 Liabilities from post-employment benefit plans 26e 2,300 2,361 Other 1,627 1,631 Current 258,668 237,767 Non-current 14,361 10,943 65 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 19 - Stockholders’ equity The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII. a) Capital In a meeting held on February 5, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares. Capital is represented by 10,784,548,883 book-entry shares with no par value, of which 5,454,119,395 are common shares and 5,330,429,488 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 09/30/2025 Number Amount Common Preferred Total Residents in Brazil 12/31/2024 4,918,480,340 1,325,492,746 6,243,973,086 57,783 Residents abroad 12/31/2024 39,810,019 3,520,352,243 3,560,162,262 32,946 Shares of capital stock 12/31/2024 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Bonus shares – Outstanding as from 03/20/2025 495,829,036 484,584,499 980,413,535 Shares of capital stock 09/30/2025 5,454,119,395 5,330,429,488 10,784,548,883 124,063 Residents in Brazil 09/30/2025 5,409,573,404 1,298,378,805 6,707,952,209 77,167 Residents abroad 09/30/2025 44,545,991 4,032,050,683 4,076,596,674 46,896 Treasury shares (1) 12/31/2024 - 28,030,833 28,030,833 (909) Acquisition of treasury shares - 50,656,881 50,656,881 (1,894) Result from delivery of treasury shares - (30,230,512) (30,230,512) 981 Bonus shares – Treasury as from 03/20/2025 - 86,718 86,718 Treasury shares (1) 09/30/2025 - 48,543,920 48,543,920 (1,822) Number of total shares at the end of the period (2) 09/30/2025 5,454,119,395 5,281,885,568 10,736,004,963 Number of total shares at the end of the period (2) 12/31/2024 4,958,290,359 4,817,814,156 9,776,104,515 12/31/2024 Number Amount Common Preferred Total Residents in Brazil 12/31/2023 4,923,277,339 1,508,035,689 6,431,313,028 59,516 Residents abroad 12/31/2023 35,013,020 3,337,809,300 3,372,822,320 31,213 Shares of capital stock 12/31/2023 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Shares of capital stock 12/31/2024 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 12/31/2024 4,918,480,340 1,325,492,746 6,243,973,086 57,783 Residents abroad 12/31/2024 39,810,019 3,520,352,243 3,560,162,262 32,946 Treasury shares (1) 12/31/2023 - 436,671 436,671 (11) Acquisition of treasury shares - 54,000,000 54,000,000 (1,775) Result from delivery of treasury shares - (26,405,838) (26,405,838) 877 Treasury shares (1) 12/31/2024 - 28,030,833 28,030,833 (909) Number of total shares at the end of the period (2) 12/31/2024 4,958,290,359 4,817,814,156 9,776,104,515 Number of total shares at the end of the period (2) 12/31/2023 4,958,290,359 4,845,408,318 9,803,698,677 1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market. 2) Shares representing total capital stock net of treasury shares. 66 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price: Cost / market value 09/30/2025 12/31/2024 Common Preferred Common Preferred Minimum - 32.81 - 31.42 Weighted average - 37.36 - 32.83 Maximum - 39.39 - 33.66 Treasury shares Average cost - 37.54 - 32.43 Market value on the last day of the base date 34.65 39.07 26.90 30.73 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Calculation of dividends and interest on capital 09/30/2025 09/30/2024 Statutory net income 34,011 28,117 Adjustments: (-) Legal reserve - 5% (1,701) (1,406) Dividend calculation basis 32,310 26,711 Minimum mandatory dividend - 25% 8,078 6,678 Dividends and interest on capital paid / accrued / identified 8,078 7,699 II - Stockholders' compensation 09/30/2025 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 8,988 (1,347) 7,641 Interest on capital - 8 monthly installments paid from February to September 2025 0.0150 1,470 (220) 1,250 Interest on capital - paid on 08/29/2025 0.5929 7,518 (1,127) 6,391 Accrued (Recorded in Other liabilities - Social and statutory) 515 (78) 437 Interest on capital - 1 monthly installment paid on 10/01/2025 0.0150 190 (29) 161 Interest on capital 0.0257 325 (49) 276 Total - 01/01 to 09/30/2025 9,503 (1,425) 8,078 09/30/2024 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 6,210 (931) 5,279 Interest on capital - 8 monthly installments paid from February to September 2024 0.0150 1,382 (207) 1,175 lnterest on capital - paid on 08/30/2024 0.2055 2,370 (356) 2,014 lnterest on capital - paid on 08/30/2024 0.2134 2,458 (368) 2,090 Accrued (Recorded in Other liabilities - Social and statutory) 2,846 (426) 2,420 Interest on capital - 1 monthly installment paid on 10/01/2024 0.0150 173 (26) 147 Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025 0.2320 2,673 (400) 2,273 Total - 01/01 to 09/30/2024 9,056 (1,357) 7,699 67 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 c) Capital reserves and profit reserves 09/30/2025 12/31/2024 Capital reserves 2,600 2,732 Premium on subscription of shares 284 284 Share-based payment 2,312 2,444 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves (1) 95,904 121,428 Legal (2) 19,847 18,146 Statutory (3) 76,057 87,793 Special revenue (4) - 15,489 Total reserves at parent company 98,504 124,160 1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting. 2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. 3) Its main purpose is to ensure the yield flow to shareholders. 4) Refers to Dividends declared after 12/31/2024. Statutory reserves include R$ (783), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Income 09/30/2025 12/31/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Banco Itaú Chile 7,389 8,009 418 483 Itaú Colombia S.A. 20 21 - - Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 806 706 149 128 Luizacred S.A. Soc. Cred. Financiamento Investimento 1,103 976 127 75 Other 471 482 61 69 Total 9,789 10,194 755 755 Note 20 - Share-based payment The accounting policy on share-based payments is presented in Note 2c XV. ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Partner plan (140) (87) (371) (235) Share-based plan (153) (103) (448) (347) Total (293) (190) (819) (582) 68 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 a) Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and sharebased instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the partner program 01/01 to 09/30/2025 01/01 to 09/30/2024 Quantity Quantity (1) Opening balance 81,734,142 68,667,971 New 32,469,946 25,591,103 Delivered (14,108,697) (8,771,866) Cancelled (839,418) (3,242,573) Closing balance 99,255,973 82,244,635 Weighted average of remaining contractual life (years) 2.36 2.44 Market value weighted average (R$) 21.87 24.48 1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held. b) Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements. The fair value of the share is the market price at its grant date, less expected dividends. Change in share-based variable compensation 01/01 to 09/30/2025 01/01 to 09/30/2024 Quantity Quantity (1) Opening balance 46,421,099 47,844,097 New 25,868,158 21,848,836 Delivered (23,604,677) (22,801,714) Cancelled (437,254) (770,397) Closing balance 48,247,326 46,120,822 Weighted average of remaining contractual life (years) 1.17 1.08 Market value weighted average (R$) 25.73 29.50 1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held. 69 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Central Bank of Brazil deposits 4,850 3,013 13,083 9,280 Interbank deposits 3,267 991 11,953 3,107 Securities purchased under agreements to resell 10,765 8,965 26,399 26,988 Financial assets at fair value through other comprehensive income 4,905 4,674 12,824 23,619 Financial assets at amortized cost 2,804 3,166 7,401 9,461 Loan operations 44,267 32,724 124,979 101,547 Other financial assets 323 409 1,274 923 Total 71,181 53,942 197,913 174,925 b) Interest and similar expense 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Deposits (23,765) (18,026) (84,340) (51,242) Securities sold under repurchase agreements (15,620) (10,575) (41,531) (27,835) Interbank market funds (11,350) (6,117) (33,985) (32,018) Institutional market funds (2,823) (2,527) (9,349) (7,590) Other (429) (46) (655) (294) Total (53,987) (37,291) (169,860) (118,979) c) Income of financial assets and liabilities at fair value through profit or loss 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Securities 11,366 6,612 43,764 12,555 Derivatives (1) 2,487 (2,274) (4,467) 8,403 Financial assets designated at fair value through profit or loss 167 985 1,166 - Other financial assets at fair value through profit or loss (368) (1) (22) (1) Financial liabilities at fair value through profit or loss - (3) - (8) Financial liabilities designated at fair value (24) 21 (1) 48 Total 13,628 5,340 40,440 20,997 1) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 09/30/2025, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (1,939) (R$ (380) from 01/01 to 09/30/2024) of Expected credit loss, R$ (210) (R$ (42) from 01/01 to 09/30/2024) for Financial assets at fair value through other comprehensive income and R$ (1,729) (R$ (338) from 01/01 to 09/30/2024) for Financial assets at amortized cost. 70 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 22 - Commissions and banking fees The accounting policy on commissions and banking fees is presented in Note 2c XVIII. The main services provided by ITAÚ UNIBANCO HOLDING are: • Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card. • Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order. • Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. • Payments and collections: refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity’s packages. • Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange. 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Credit and debit cards (1) 4,191 4,230 12,385 12,481 Current account services (1) 807 994 2,617 3,130 Asset management 1,614 1,671 4,996 4,732 Funds 1,111 1,262 3,566 3,617 Consortia 503 409 1,430 1,115 Credit operations and financial guarantees 638 696 1,983 2,033 Credit operations 199 300 665 848 Financial guarantees 439 396 1,318 1,185 Payments and collections (1) 1,674 1,820 5,093 5,504 Advisory services and brokerage 1,376 1,164 3,549 3,821 Custody services 246 163 668 472 Other 1,135 898 3,094 2,633 Total 11,681 11,636 34,385 34,806 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 71 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 23 - General and administrative expenses 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other (7,313) (7,727) (21,990) (20,466) Employees’ profit sharing and share-based payment (2,362) (2,134) (6,590) (6,017) Third-party and financial system services, security, transportation and travel expenses (2,094) (2,017) (6,140) (5,860) Data processing and telecommunications (1,491) (1,311) (4,320) (3,807) Installations and materials (680) (594) (2,163) (1,727) Advertising, promotions and publicity (471) (573) (1,353) (1,566) Depreciation and amortization (1,921) (1,838) (5,563) (5,297) Selling - credit cards (1,656) (1,738) (4,578) (4,883) Claims losses (199) (195) (560) (592) Selling of non-financial products - (712) - (1,660) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (50) (505) (109) (1,333) Provision for lawsuits civil (373) (395) (1,004) (1,261) Provision for tax and social security lawsuits and other risks (118) (25) 783 (506) Other (1,120) (3,294) (5,648) (7,267) Total (19,848) (23,058) (59,235) (62,242) Note 24 - Taxes The accounting policy on income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income (1) 20.00% 1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%. a) Expenses for taxes and contributions Breakdown of Income tax and social contribution calculation on net income: Due on operations for the period 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Income / (loss) before income tax and social contribution 13,719 10,008 36,262 34,476 Charges (income tax and social contribution) at the rates in effect (6,174) (4,503) (16,318) (15,514) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 378 574 1,241 1,038 Interest on capital 2,011 1,363 5,594 3,955 Other nondeductible expenses net of non taxable income (1) (81) 893 22 1,913 Income tax and social contribution expenses (3,866) (1,673) (9,461) (8,608) Related to temporary differences Increase / (reversal) for the period 1,747 2,260 6,904 5,137 (Expenses) / income from deferred taxes 1,747 2,260 6,904 5,137 Total income tax and social contribution expenses (2,119) 587 (2,557) (3,471) 1) Includes temporary (additions) and exclusions. 72 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Deferred taxes I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: 01/01/2025 12/31/2024 Realization / reversal Increase 09/30/2025 Reflected in income 64,636 (15,654) 21,497 70,479 Provision for expected credit loss 43,518 (2,672) 9,971 50,817 Related to tax losses and social contribution loss carryforwards 2,469 (1,863) 87 693 Provision for profit sharing 3,258 (3,258) 2,609 2,609 Provisions 6,277 (2,524) 2,241 5,994 Civil lawsuits 1,239 (480) 471 1,230 Labor claims 3,174 (1,005) 1,374 3,543 Tax and social security obligations 1,864 (1,039) 396 1,221 Legal obligations 375 (19) 54 410 Adjustments of operations carried out on the futures settlement market 787 (787) 57 57 Adjustment to fair value of financial assets - At fair value through profit or loss 245 (245) 33 33 Provision relating to health insurance operations 365 (10) - 355 Other 7,342 (4,276) 6,445 9,511 Reflected in stockholders’ equity 5,570 (1,838) 147 3,879 Adjustment to fair value of financial assets - At fair value through other comprehensive income 4,268 (1,838) 117 2,547 Cash flow hedge 392 - 18 410 Other 910 - 12 922 Total 70,206 (17,492) 21,644 74,358 01/01/2024 12/31/2023 Realization / reversal Increase 12/31/2024 Reflected in income 58,714 (17,283) 23,205 64,636 Provision for expected credit loss 38,664 (7,436) 12,290 43,518 Related to tax losses and social contribution loss carryforwards 2,325 (385) 529 2,469 Provision for profit sharing 2,794 (2,794) 3,258 3,258 Provisions 5,869 (2,354) 2,762 6,277 Civil lawsuits 1,227 (730) 742 1,239 Labor claims 2,867 (1,509) 1,816 3,174 Tax and social security obligations 1,775 (115) 204 1,864 Legal obligations 279 (15) 111 375 Adjustments of operations carried out on the futures settlement market - - 787 787 Adjustment to fair value of financial assets - At fair value through profit or loss 755 (755) 245 245 Provision relating to health insurance operations 395 (30) - 365 Other 7,633 (3,514) 3,223 7,342 Reflected in stockholders’ equity 2,954 (244) 2,860 5,570 Adjustment to fair value of financial assets - At fair value through other comprehensive income 2,022 (244) 2,490 4,268 Cash flow hedge 108 - 284 392 Other 824 - 86 910 Total 61,668 (17,527) 26,065 70,206 Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 64,025 (R$ 58,859 at 12/31/2024) and R$ 554 (R$ 603 at 12/31/2024), respectively. 73 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 II - The deferred tax liabilities balance and its changes are represented by: 01/01/2025 12/31/2024 Realization / reversal Increase 09/30/2025 Reflected in income 9,065 (4,351) 3,742 8,456 Supervenience of depreciation of finance lease 107 (7) - 100 Adjustment of deposits in guarantee and provisions 1,754 (407) 323 1,670 Post-employment benefits 260 (20) 42 282 Adjustment to fair value of financial assets - At fair value through profit or loss 3,538 (3,538) 2,922 2,922 Taxation of results abroad – capital gains 764 (28) - 736 Other 2,642 (351) 455 2,746 Reflected in stockholders’ equity 2,885 (679) 225 2,431 Adjustment to fair value of financial assets - At fair value through other comprehensive income 2,881 (679) 225 2,427 Post-employment benefits 4 - - 4 Total 11,950 (5,030) 3,967 10,887 01/01/2024 12/31/2023 Realization / reversal Increase 12/31/2024 Reflected in income 7,148 (2,368) 4,285 9,065 Supervenience of depreciation of finance lease 130 (23) - 107 Adjustment of deposits in guarantee and provisions 1,572 (9) 191 1,754 Post-employment benefits 15 (15) 260 260 Adjustments of operations carried out on the futures settlement market 416 (416) - - Adjustment to fair value of financial assets - At fair value through profit or loss 1,450 (1,450) 3,538 3,538 Taxation of results abroad – capital gains 740 - 24 764 Other 2,825 (455) 272 2,642 Reflected in stockholders’ equity 1,389 (147) 1,643 2,885 Adjustment to fair value of financial assets - At fair value through other comprehensive income 1,381 (143) 1,643 2,881 Post-employment benefits 8 (4) - 4 Total 8,537 (2,515) 5,928 11,950 Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 64,025 (R$ 58,859 at 12/31/2024) and R$ 554 (R$ 603 at 12/31/2024), respectively. III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are: Deferred tax assets Deferred tax liabilities % Net deferred taxes % Realization year Temporary differences % Tax loss / social contribution loss carryforwards % Total % 2025 7,484 10.2% 601 86.7% 8,085 10.9% (460) 4.2% 7,625 12.0% 2026 15,934 21.6% - - 15,934 21.4% (468) 4.3% 15,466 24.4% 2027 11,139 15.1% 43 6.2% 11,182 15.0% (312) 2.9% 10,870 17.1% 2028 7,521 10.2% 7 1.0% 7,528 10.1% (403) 3.7% 7,125 11.2% 2029 7,379 10.0% 7 1.0% 7,386 9.9% (1,599) 14.7% 5,787 9.1% After 2029 24,208 32.9% 35 5.1% 24,243 32.7% (7,645) 70.2% 16,598 26.2% Total 73,665 100.0% 693 100.0% 74,358 100.0% (10,887) 100.0% 63,471 100.0% Present value (1) 61,394 666 62,060 (7,936) 54,124 1) The average funding rate, net of tax effects, was used to determine the present value. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes the in realization of deferred tax assets presented above are not considered as an indication of future net income. 74 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 IV - Deferred tax assets not accounted for At 09/30/2025, deferred tax assets not accounted for correspond to R$ 584 (R$ 88 at 12/31/2024) and result from Management’s evaluation of their perspectives of realization in the long term. c) Tax liabilities Note 09/30/2025 12/31/2024 Taxes and contributions on income payable 7,558 4,364 Deferred tax liabilities 24b II 554 603 Other 5,064 6,378 Total 13,176 11,345 Current 10,972 8,444 Non-current 2,204 2,901 Note 25 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 07/01 to 09/30/2025 07/01 to 09/30/2024 (1) 01/01 to 09/30/2025 01/01 to 09/30/2024 (1) Net income attributable to owners of the parent company 11,306 10,366 32,950 30,250 Minimum non-cumulative dividends on preferred shares (117) (117) (115) (117) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (120) (120) (118) (120) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 5,611 5,128 16,565 15,199 Preferred 5,458 5,001 16,152 14,814 Total net income available to equity owners Common 5,731 5,248 16,683 15,319 Preferred 5,575 5,118 16,267 14,931 Weighted average number of outstanding shares Common 5,454,119,395 5,454,119,395 5,343,935,165 5,454,119,395 Preferred 5,304,647,063 5,318,787,606 5,210,630,426 5,316,298,399 Basic earnings per share – R$ Common 1.05 0.96 3.12 2.81 Preferred 1.05 0.96 3.12 2.81 1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held. 75 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 07/01 to 09/30/2025 07/01 to 09/30/2024 (1) 01/01 to 09/30/2025 01/01 to 09/30/2024 (1) Net income available to preferred equity owners 5,575 5,118 16,267 14,931 Dividends on preferred shares after dilution effects 47 39 154 103 Net income available to preferred equity owners considering preferred shares after the dilution effect 5,622 5,157 16,421 15,034 Net income available to ordinary equity owners 5,731 5,248 16,683 15,319 Dividend on preferred shares after dilution effects (47) (39) (154) (103) Net income available to ordinary equity owners considering preferred shares after the dilution effect 5,684 5,209 16,529 15,216 Adjusted weighted average of shares Common 5,454,119,395 5,454,119,395 5,343,935,165 5,454,119,395 Preferred 5,393,797,914 5,400,122,663 5,309,254,499 5,389,382,084 Preferred 5,304,647,063 5,318,787,606 5,210,630,426 5,316,298,399 Incremental as per share-based payment plans 89,150,851 81,335,057 98,624,073 73,083,685 Diluted earnings per share – R$ Common 1.04 0.96 3.09 2.79 Preferred 1.04 0.96 3.09 2.79 1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held. There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods. Note 26 - Post-employment benefits The accounting policies on post-employment benefits are presented in Note 2c XIV. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plan: • Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP). • Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU. • Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP. 76 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 a) Main actuarial assumptions The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation: Type Assumption 09/30/2025 09/30/2024 Demographic Mortality table AT-2000 softned by 10% AT-2000 softned by 10% Financial Discount rate (1) 11.59% p.a. 9.56% p.a. Financial Inflation (2) 4.00% p.a. 4.00% p.a. 1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. 2) Long-term inflation projected by the market, according to the maturity of each plan. Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country. b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. • Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. • Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. 77 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 c) Asset management The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Types Fair value % Allocation 09/30/2025 12/31/2024 09/30/2025 12/31/2024 Fixed income securities 21,277 20,732 96.4% 96.5% Quoted in an active market 20,627 20,117 93.5% 93.6% Non quoted in an active market 650 615 2.9% 2.9% Variable income securities 1 9 - - Quoted in an active market 1 4 - - Non quoted in an active market - 5 - - Structured investments 129 120 0.6% 0.6% Non quoted in an active market 129 120 0.6% 0.6% Real estate 578 546 2.6% 2.5% Loans to participants 88 83 0.4% 0.4% Total 22,073 21,490 100.0% 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2024), and real estate rented to group companies, with a fair value of R$ 511 (R$ 472 at 12/31/2024). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used. 78 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 09/30/2025 Note BD and CV plans CD plans Other postemployment benefits Total Net asset Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 21,490 (19,035) (4,237) (1,782) 365 (81) 284 (562) (2,060) Amounts recognized in income (1+2+3+4) 1,788 (1,583) (364) (159) (9) (7) (16) (46) (221) 1 - Cost of current service - (18) - (18) - - - - (18) 2 - Cost of past service - - - - - - - - - 3 - Net interest 1,788 (1,565) (364) (141) 37 (7) 30 (46) (157) 4 - Other revenues and expenses (1) - - - - (46) - (46) - (46) Amount recognized in stockholders' equity - other comprehensive income (5+6+7) (4) 27 (30) (7) - - - - (7) 5 - Effects on asset ceiling - - (30) (30) - - - - (30) 6 - Remeasurements - 15 - 15 - - - - 15 Changes in demographic assumptions - - - - - - - - - Changes in financial assumptions - - - - - - - - - Experience of the plan (2) - 15 - 15 - - - - 15 7 - Exchange variation (4) 12 - 8 - - - - 8 Other (8+9+10) (1,201) 1,413 - 212 - - - 62 274 8 - Receipt by destination of resources - - - - - - - - - 9 - Benefits paid (1,413) 1,413 - - - - - 62 62 10 - Contributions and investments from sponsor 212 - - 212 - - - - 212 Amounts at the end of period 22,073 (19,178) (4,631) (1,736) 356 (88) 268 (546) (2,014) Amount recognized in Assets 18a 18 268 - 286 Amount recognized in Liabilities 18b (1,754) - (546) (2,300) 12/31/2024 BD and CV plans CD plans Other postemployment benefits Total Net assets Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 23,754 (21,590) (4,130) (1,966) 393 (80) 313 (776) (2,429) Amounts recognized in income (1+2+3+4) 2,226 (2,015) (397) (186) 105 (7) 98 (65) (153) 1 - Cost of current service - (29) - (29) - - - - (29) 2 - Cost of past service - - - - - - - - - 3 - Net interest 2,226 (1,986) (397) (157) 41 (7) 34 (65) (188) 4 - Other revenues and expenses (1) - - - - 64 - 64 - 64 Amount recognized in stockholders' equity - other comprehensive income (5+6+7) (3,240) 2,762 290 (188) (133) 6 (127) 88 (227) 5 - Effects on asset ceiling - - 290 290 - 6 6 - 296 6 - Remeasurements (3,244) 2,790 - (454) (133) - (133) 88 (499) Changes in demographic assumptions - - - - - - - - - Changes in financial assumptions - 3,197 - 3,197 - - - 91 3,288 Experience of the plan (2) (3,244) (407) - (3,651) (133) - (133) (3) (3,787) 7 - Exchange variation 4 (28) - (24) - - - - (24) Other (8+9+10) (1,250) 1,808 - 558 - - - 191 749 8 - Receipt by destination of resources - - - - - - - - - 9 - Benefits paid (1,808) 1,808 - - - - - 191 191 10 - Contributions and investments from sponsor 558 - - 558 - - - - 558 Amounts at the end of period 21,490 (19,035) (4,237) (1,782) 365 (81) 284 (562) (2,060) Amount recognized in Assets 18a 17 284 - 301 Amount recognized in Liabilities 18b (1,799) - (562) (2,361) 1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 2) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants. 79 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Net interest correspond to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a. (On 01/01/2024 the rate used was 9.56% p.a.). ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 55, in Other Comprehensive Income is R$ 8 and in income/(expense) is R$ (4). f) Defined benefit contributions Estimated contributions Contributions made 2025 01/01 to 09/30/2025 01/01 to 09/30/2024 Retirement plan - FIU 17 40 61 Retirement plan - FUNBEP 94 146 449 Total (1) 111 186 510 1) Include extraordinary contributions agreed upon in deficit equation plans. g) Maturity profile of defined benefit liabilities Duration (1) 2025 2026 2027 2028 2029 2030 to 2034 Pension plan - FIU 8.08 1,244 1,192 1,230 1,264 1,298 6,886 Pension plan - FUNBEP 7.60 716 733 750 767 782 4,084 Other post-employment benefits 7.29 85 91 72 45 47 258 Total 2,045 2,016 2,052 2,076 2,127 11,228 1) Average duration of plan´s actuarial liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Main assumptions BD and CV plans Other post-employment benefits Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Discount rate Increase by 0.5 p.p. (654) - 242 (18) - 18 Decrease by 0.5 p.p. 701 - (264) 20 - (20) Mortality table Increase by 5% (203) - 77 (9) - 9 Decrease by 5% 212 - (81) 10 - (10) Medical inflation Increase by 1 p.p. - - - 44 - (44) Decrease by 1 p.p. - - - (38) - 38 1) Net of effects of asset ceiling Note 27 - Insurance contracts and private pension The accounting policy on insurance contracts and private pension is presented in Note 2c XI. Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation. 80 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold. Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets. The liquidity management of insurance and private pension contracts is detailed in Note 32. Insurance contracts and private pension portfolios and measurement approach are presented below: Note 09/30/2025 12/31/2024 (Assets) / liabilities Income (Assets) / liabilities Income Contractual Financial Contractual Financial General model (BBA) 14,763 2,559 (621) 16,399 2,332 (1,385) lnsurance 27a I 5,702 2,492 (223) 5,752 2,463 (268) Private pension 27a II 9,061 67 (398) 10,647 (131) (1,117) Variable fee approach (VFA) 27a II 325,430 1,132 (30,253) 289,823 1,869 (22,310) Private pension 325,430 1,132 (30,253) 289,823 1,869 (22,310) Simplified model (PAA) 27a I 673 2,031 7 611 2,335 16 lnsurance 690 2,051 5 631 2,382 11 Reinsurance (17) (20) 2 (20) (47) 5 Total Insurance contracts and private pension 340,866 5,722 (30,867) 306,833 6,536 (23,679) lnsurance 6,392 4,543 (218) 6,383 4,845 (257) Reinsurance (17) (20) 2 (20) (47) 5 Private pension 334,491 1,199 (30,651) 300,470 1,738 (23,427) Current 18,231 - - 17,913 - - Non-current 322,635 - - 288,920 - - Insurance of general model (BBA) are composed of assets of R$ (139) (R$ (46) at 12/31/2024) and liabilities of R$ 5,841 (R$ 5,798 at 12/31/2024). 81 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 a) Reconciliation of insurance and private pension portfolios I - Insurance 09/30/2025 12/31/2024 Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Opening balance - 01/01 3,868 1,850 645 6,363 3,015 1,960 609 5,584 Income from insurance contracts and private pension (5,950) 154 1,273 (4,523) (6,446) (39) 1,687 (4,798) Financial income from insurance contracts and private pension 111 (7) 7 111 233 (71) - 162 Premiums received, claims and other expenses paid 5,689 - (1,265) 4,424 7,066 - (1,651) 5,415 Closing balance 3,718 1,997 660 6,375 3,868 1,850 645 6,363 09/30/2025 12/31/2024 Estimate of present value of future cash flows Contractual service margin Risk adjustment for nonfinancial risk Total Estimate of present value of future cash flows Contractual service margin Risk adjustment for non-financial risk Total Opening balance - 01/01 146 5,928 289 6,363 86 5,215 283 5,584 Realization of insurance contractual margin - (4,676) - (4,676) - (5,194) - (5,194) Actuarial remeasurements 628 (483) 8 153 1,557 (1,151) (10) 396 Income from insurance contracts and private pension 628 (5,159) 8 (4,523) 1,557 (6,345) (10) (4,798) New recognized insurance contracts (5,226) 5,216 10 - (6,760) 6,743 17 - Financial income from insurance contracts and private pension (151) 265 (3) 111 (152) 315 (1) 162 Recognized in income for the period (61) 265 12 216 (76) 315 13 252 Recognized in other comprehensive income (90) - (15) (105) (76) - (14) (90) Premiums received, claims and other expenses paid 4,424 - - 4,424 5,415 - - 5,415 Closing balance (179) 6,250 304 6,375 146 5,928 289 6,363 II - Private pension 09/30/2025 12/31/2024 Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Opening balance - 01/01 299,662 716 92 300,470 265,128 595 98 265,821 Income from insurance contracts and private pension (59,031) (103) 57,935 (1,199) (89,794) 137 87,919 (1,738) Financial income from insurance contracts and private pension 30,128 (240) 3 29,891 22,753 (16) (1) 22,736 Premiums received, claims and other expenses paid 63,263 - (57,934) 5,329 101,575 - (87,924) 13,651 Closing Balance 334,022 373 96 334,491 299,662 716 92 300,470 09/30/2025 12/31/2024 Estimate of present value of future cash flows Contractual service margin Risk adjustment for non-financial risk Total Estimate of present value of future cash flows Contractual service margin Risk adjustment for non-financial risk Total Opening balance - 01/01 279,220 20,944 306 300,470 245,564 19,936 321 265,821 Realization of insurance contractual margin - (1,152) - (1,152) - (1,899) - (1,899) Actuarial remeasurements 68 (107) (8) (47) 379 (196) (22) 161 Income from insurance contracts and private pension 68 (1,259) (8) (1,199) 379 (2,095) (22) (1,738) New recognized insurance contracts (2,616) 2,611 5 - (3,103) 3,097 6 - Financial Income from insurance contracts and private pension 29,891 4 (4) 29,891 22,729 6 1 22,736 Recognized in income for the period 30,639 4 8 30,651 23,410 6 11 23,427 Recognized in other comprehensive income (748) - (12) (760) (681) - (10) (691) Premiums received, claims and other expenses paid 5,329 - - 5,329 13,651 - - 13,651 Closing balance 311,892 22,300 299 334,491 279,220 20,944 306 300,470 The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 323,281 (R$ 287,919 at 12/31/2024). 82 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Contractual service margin ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below: Period 09/30/2025 12/31/2024 lnsurance Private Pension Total lnsurance Private Pension Total 1 year 2,963 2,062 5,025 2,388 2,068 4,456 2 years 1,867 2,073 3,940 1,638 2,084 3,722 3 years 1,036 2,119 3,155 1,188 2,115 3,303 4 years 307 2,081 2,388 580 2,077 2,657 5 years 11 1,932 1,943 115 1,935 2,050 Over 5 years 66 12,033 12,099 19 10,665 10,684 Total 6,250 22,300 28,550 5,928 20,944 26,872 During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,326 (R$ 2,241 from 01/01 to 12/31/2024), with the balance of margin of these contracts corresponding to R$ 17,094 (R$ 17,798 at 12/31/2024). c) Discount rates The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows: 09/30/2025 12/31/2024 Indexes 1 year 3 years 5 years 10 years 20 years 1 year 3 years 5 years 10 years 20 years IGPM 7.16% 7.44% 7.38% 7.03% 6.69% 7.43% 5.69% 6.29% 6.18% 5.88% IPCA 9.51% 8.10% 7.84% 7.55% 7.23% 7.63% 8.05% 7.79% 7.59% 7.36% TR 12.06% 11.36% 11.50% 11.62% 11.45% 13.07% 13.48% 13.24% 12.78% 12.58% d) Claims development Occurrence date 12/31/2021 12/31/2022 12/31/2023 12/31/2024 09/30/2025 Total At the end of event period 1,265 1,167 1,125 1,205 878 After 1 year 1,530 1,416 1,383 1,447 After 2 years 1,571 1,444 1,412 After 3 years 1,584 1,456 After 4 years 1,592 Accumulated payments through base date 1,560 1,442 1,401 1,435 779 6,617 Liabilities recognized in the balance sheet 707 Liabilities in relation to prior periods 23 Other estimates 33 Adjustment to present value (50) Risk adjustment to non-financial risk 43 Liability for claims incurred at 09/30/2025 756 83 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 28 - Fair value The accounting policy on fair value of financial instruments is presented in Note 2c IV. a) Assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 84 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy. 09/30/2025 12/31/2024 Level 1 Level 2 Level 3 Fair value Level 1 Level 2 Level 3 Fair value Financial assets 607,928 133,627 413 741,968 535,394 128,576 2,158 666,128 Financial assets at fair value through other comprehensive income 125,071 4,797 237 130,105 103,319 2,766 218 106,303 Government securities 120,810 - - 120,810 98,873 - - 98,873 Brazil 74,595 - - 74,595 64,377 - - 64,377 Latin America 27,620 - - 27,620 21,470 - - 21,470 Abroad 18,595 - - 18,595 13,026 - - 13,026 Corporate securities 3,587 4,746 237 8,570 3,937 2,709 218 6,864 Rural product note - - - - - 126 - 126 Bank deposit certificates - 151 - 151 - 83 - 83 Real estate receivables certificates - 18 - 18 - 57 - 57 Debentures 1,678 850 237 2,765 761 519 218 1,498 Eurobonds and other 1,909 3,407 - 5,316 3,162 1,650 - 4,812 Financial credit bills - 5 - 5 - 53 - 53 Promissory and commercial notes - 40 - 40 - - - - Other - 275 - 275 14 221 - 235 Shares 674 51 - 725 509 57 - 566 Financial assets at fair value through profit or loss 482,857 128,830 176 611,863 432,075 125,810 1,940 559,825 Government securities 399,696 3,698 - 403,394 364,740 2,810 - 367,550 Brazil 393,513 3,698 - 397,211 358,886 2,810 - 361,696 Latin America 6,183 - - 6,183 4,381 - - 4,381 Abroad - - - - 1,473 - - 1,473 Corporate securities 71,655 72,883 61 144,599 58,396 69,062 1,834 129,292 Rural product note - 1,588 - 1,588 - 941 - 941 Bank deposit certificates - 1,185 - 1,185 - 450 - 450 Real estate receivables certificates 312 1,428 - 1,740 265 1,289 100 1,654 Debentures 70,457 27,509 61 98,027 55,942 29,466 1,734 87,142 Eurobonds and other 707 2,846 - 3,553 1,968 23 - 1,991 Financial bills - 35,500 - 35,500 - 33,071 - 33,071 Promissory and commercial notes - 896 - 896 - 1,216 - 1,216 Other 179 1,931 - 2,110 221 2,606 - 2,827 Shares 10,754 16,020 115 26,889 7,659 18,115 106 25,880 Investment funds 752 36,229 - 36,981 1,280 35,823 - 37,103 Designated as fair value through profit or loss 24,998 - - 24,998 318 - - 318 Government securities 24,998 - - 24,998 318 - - 318 Brazil 11,551 - - 11,551 43 - - 43 Latin America 12,819 - - 12,819 275 - - 275 Abroad 628 - - 628 - - - - Other financial assets - 2,708 - 2,708 - 1,612 - 1,612 Non-financial assets 3,079 - - 3,079 2,345 - - 2,345 Financial liabilities at fair value through profit or loss - (252) - (252) - (862) - (862) Financial assets at fair value through profit or loss - (252) - (252) - (862) - (862) Structured notes - (252) - (252) - (318) - (318) Other financial liabilities - - - - - (544) - (544) 85 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 09/30/2025 12/31/2024 Level 1 Level 2 Level 3 Fair value Level 1 Level 2 Level 3 Fair value Assets 213 80,610 213 81,036 5 92,062 372 92,439 Options - 19,233 10 19,243 - 21,139 31 21,170 Forward 211 12,880 17 13,108 - 1,721 18 1,739 Swaps - 39,190 186 39,376 - 55,106 322 55,428 NDF - 7,766 - 7,766 - 12,207 - 12,207 Credit derivatives - 635 - 635 - 632 1 633 Other 2 906 - 908 5 1,257 - 1,262 Liabilities (1,522) (76,489) (1,101) (79,112) (67) (85,171) (175) (85,413) Options (1) (17,187) (60) (17,248) - (20,580) (8) (20,588) Forward (1,476) (13,102) (15) (14,593) - (1,435) (15) (1,450) Swaps - (37,316) (1,026) (38,342) - (51,242) (152) (51,394) NDF (43) (8,313) - (8,356) - (10,761) - (10,761) Credit derivatives - (383) - (383) - (795) - (795) Other (2) (188) - (190) (67) (358) - (425) Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixedincome assets. Changes in the fair value hierarchy In the periods, there were no material transfer between Level 1 and Level 2. The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options. 86 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Fair value at Total gains or losses (realized/unrealized) Purchases Settlements Transfers in the hierarchy Fair value at Total gains or losses (unrealized) 01/01/2025 12/31/2024 Income Other comprehensive income 09/30/2025 Financial assets 2,158 238 5 27 (1,648) (367) 413 (195) At fair value through other comprehensive income 218 32 5 6 (23) (1) 237 (1) Corporate securities 218 32 5 6 (23) (1) 237 (1) Debentures 218 32 5 - (17) (1) 237 (1) Financial bills - - - 6 (6) - - - At fair value through profit or loss 1,940 206 - 21 (1,625) (366) 176 (194) Corporate securities 1,940 206 - 21 (1,625) (366) 176 (194) Shares 106 4 - 5 - - 115 (102) Real estate receivables certificates 100 9 - 1 - (110) - - Debentures 1,734 193 - 3 (1,613) (256) 61 (92) Eurobonds and other - - - 12 (12) - - - Derivatives - assets 372 79 - 179 (134) (283) 213 (209) Forward 18 (2) - 1 - - 17 - Option 31 29 - 60 (110) - 10 (9) Swaps 322 52 - 118 (23) (283) 186 (200) Credit derivatives 1 - - - (1) - - - Derivatives - liabilities (175) (160) - (810) 96 (52) (1,101) 311 Forward (15) - - (15) 15 - (15) - Option (8) (11) - (58) 16 1 (60) (39) Swaps (152) (149) - (737) 65 (53) (1,026) 350 Fair value at Total gains or losses (realized/unrealized) Purchases Settlements Transfers in the hierarchy Fair value at Total gains or losses (unrealized) 01/01/2024 12/31/2023 Income Other comprehensive income 12/31/2024 Financial assets 2,371 298 6 1,713 (957) (1,273) 2,158 (994) At fair value through other comprehensive income 253 12 6 504 (372) (185) 218 - Corporate securities 253 12 6 504 (372) (185) 218 - Shares 193 - - - (193) - - - Debentures - 7 (1) 216 (144) 140 218 - Eurobonds and other 60 5 7 288 (35) (325) - - At fair value through profit or loss 2,118 286 - 1,209 (585) (1,088) 1,940 (994) Corporate securities 2,118 286 - 1,209 (585) (1,088) 1,940 (994) Shares 71 36 - 3 (4) - 106 (98) Real estate receivables certificates 126 (27) - 83 (95) 13 100 (78) Debentures 1,895 306 - 950 (259) (1,158) 1,734 (818) Promissory notes 17 - - - - (17) - - Eurobonds and other 5 (41) - 132 (87) (9) - - Financial bills 4 - - - (4) - - - Other - 12 - 41 (136) 83 - - Derivatives - assets 262 176 - 235 (216) (85) 372 270 Forward 19 (1) - - - - 18 - Option 6 13 - 67 (47) (8) 31 (2) Swaps 236 164 - 168 (169) (77) 322 271 Credit derivatives 1 - - - - - 1 1 Derivatives - liabilities (389) (215) - (306) 239 496 (175) 13 Forward (16) 1 - - - - (15) - Option (1) 17 - (54) 23 7 (8) 7 Swaps (372) (233) - (252) 216 489 (152) 6 87 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering: Interest rate: Shocks of of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear: Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Sensitivity – Level 3 Operations 09/30/2025 12/31/2024 Market risk factor groups Scenarios Impact Impact Income Stockholders' equity Income Stockholders' equity Interest rates I (4.8) (0.1) (7.4) (0.1) II (122.4) (3.1) (185.8) (3.1) III (245.2) (6.3) (372.2) (6.2) Commodities, Indexes and Shares I (5.7) - (5.7) - II (11.4) - (11.4) - Nonlinear I (11.2) - (25.1) - II (21.7) - (45.8) - b) Financial assets and liabilities not measured at fair value The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value. 09/30/2025 12/31/2024 Book value Fair value Book value Fair value Financial assets at amortized cost (1) 1,935,023 1,938,142 1,912,804 1,908,145 Central Bank of Brazil deposits 164,192 164,192 160,698 160,698 Interbank deposits 65,729 65,729 66,925 66,925 Securities purchased under agreements to resell 275,428 275,428 243,219 243,219 Securities 308,831 310,928 323,852 322,079 Loan and lease operations 976,566 977,588 981,397 978,511 Other financial assets 144,277 144,277 136,713 136,713 Financial liabilities at amortized cost 2,236,838 2,240,142 2,148,776 2,150,952 Deposits 1,039,562 1,039,652 1,054,741 1,054,745 Securities sold under repurchase agreements 455,396 455,396 388,787 388,787 Interbank market funds 379,666 379,666 372,294 372,587 Institutional market funds 143,258 146,472 140,547 142,426 Other financial liabilities 218,956 218,956 192,407 192,407 1) Amounts presented net of the provision for expected loss. The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are: • Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. 88 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • Interbank deposits, Deposits, lnterbank market funds and lnstitutional market funds - They are calculated by discounting estimated cash flows at market interest rates. • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 182,336 (R$ 196,845 at 12/31/2024) with an estimated fair value of R$ 149 (R$ 111 at 12/31/2024). Note 29 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. 89 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned. 90 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 I - Civil, labor and other risks provisions Below are the changes in civil, labor and other risks provisions: 09/30/2025 Note Civil Labor Other Risks Total Opening balance - 01/01 3,207 8,213 1,066 12,486 (-) Provisions guaranteed by indemnity clause 2c XII (169) (671) - (840) Subtotal 3,038 7,542 1,066 11,646 Adjustment / Interest 23 92 432 - 524 Changes in the period reflected in income 23 912 2,638 93 3,643 Increase 1,320 2,950 379 4,649 Reversal (408) (312) (286) (1,006) Payment / Transfer (1,032) (2,306) (36) (3,374) Subtotal 3,010 8,306 1,123 12,439 (+) Provisions guaranteed by indemnity clause 2c XII 178 649 - 827 Closing balance 3,188 8,955 1,123 13,266 Current 1,387 3,249 420 5,056 Non-current 1,801 5,706 703 8,210 12/31/2024 Note Civil Labor Other Risks Total Opening balance - 01/01 3,203 7,821 2,141 13,165 (-) Provisions guaranteed by indemnity clause 2c XII (205) (962) - (1,167) Subtotal 2,998 6,859 2,141 11,998 Adjustment / Interest 23 122 515 - 637 Changes in the period reflected in income 23 1,487 3,539 325 5,351 Increase 2,062 3,958 325 6,345 Reversal (575) (419) - (994) Payment / Transfer (1,569) (3,371) (1,400) (6,340) Subtotal 3,038 7,542 1,066 11,646 (+) Provisions guaranteed by indemnity clause 2c XII 169 671 - 840 Closing balance 3,207 8,213 1,066 12,486 Current 1,535 3,443 115 5,093 Non-current 1,672 4,770 951 7,393 91 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 II - Tax and social security provisions Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the change in the provisions: Note 09/30/2025 12/31/2024 Opening balance - 01/01 6,723 6,579 (-) Provisions guaranteed by indemnity clause 2c XII (83) (79) Subtotal 6,640 6,500 Adjustment / Interest (1) 859 543 Changes in the period reflected in income (1,338) (274) Increase (1) 149 61 Reversal (1) (1,487) (335) Payment (903) (129) Subtotal 5,258 6,640 (+) Provisions guaranteed by indemnity clause 2c XII 86 83 Closing balance 5,344 6,723 Current - - Non-current 5,344 6,723 1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. The main discussion related to tax and social security provisions is described below: • PIS and COFINS – Calculation Basis – R$ 768: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 745. During the period, ITAÚ UNIBANCO HOLDING adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL) and 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), of the Comprehensive Transaction Program instituted by the Ministry of Finance. In addition, a provision was recognized for tax contingency by change in probability of loss. The net effect on income was R$ 507. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,312 (R$ 5,480 at 12/31/2024), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 1,148 (R$ 1,048 at 12/31/2024). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 44,184 (R$ 52,872 at 12/31/2024), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 3,104: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • ISS – Banking Activities/Provider Establishment – R$ 9,279: the levy and/or payment place of ISS for certain banking revenues are discussed. 92 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 6,293: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies is discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 2,032: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed. • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 4,128: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed. • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,435: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Disallowance of Losses – R$ 5,711: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,590: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. c) Accounts receivable – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 479 (R$ 358 at 12/31/2024) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims. d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of: 09/30/2025 12/31/2024 Note Civil Labor Tax Total Total Deposits in guarantee 18a 1,542 2,088 9,796 13,426 13,662 Investment fund quotas 254 65 - 319 534 Surety 78 14 5,448 5,540 5,453 Insurance bond 2,462 2,075 21,134 25,671 22,432 Guarantee by government securities - - 399 399 361 Total 4,336 4,242 36,777 45,355 42,442 Note 30 - Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Business The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Business It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. 93 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. 94 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected loan losses model. • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. 95 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Consolidated Statement of Managerial Result 07/01 to 09/30/2025 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 28,349 15,879 2,339 46,567 (3,165) 43,402 Interest margin 17,846 11,425 2,111 31,382 (3,633) 27,749 Commissions and Banking Fees 7,393 4,257 105 11,755 (74) 11,681 Income from insurance and private pension operations before claim and selling expenses 3,110 197 123 3,430 (1,005) 2,425 Other revenues - - - - 1,547 1,547 Cost of Credit (8,013) (1,132) - (9,145) 1,655 (7,490) Claims (440) (9) - (449) 449 - Operating margin 19,896 14,738 2,339 36,973 (1,061) 35,912 Other operating income / (expenses) (13,247) (5,906) (705) (19,858) (2,335) (22,193) Non-interest expenses (11,487) (5,135) (533) (17,155) (2,693) (19,848) Tax expenses for ISS, PIS and COFINS and Other (1,760) (771) (172) (2,703) (24) (2,727) Share of profit or (loss) in associates and joint ventures - - - - 382 382 Income before income tax and social contribution 6,649 8,832 1,634 17,115 (3,396) 13,719 Income tax and social contribution (1,843) (2,681) (415) (4,939) 2,820 (2,119) Non-controlling interests (90) (200) (10) (300) 6 (294) Net income 4,716 5,951 1,209 11,876 (570) 11,306 09/30/2025 Total assets (*) - 1,840,921 1,387,653 112,042 2,996,463 (27,112) 2,969,351 Total liabilities - 1,766,603 1,301,035 57,212 2,780,697 (36,053) 2,744,644 (*) Includes: Investments in associates and joint ventures 2,598 - 6,151 8,749 1,849 10,598 Fixed assets, net 7,416 1,796 - 9,212 3,190 12,402 Goodwill and Intangible assets, net 8,346 9,244 - 17,590 6,234 23,824 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Interest margin includes interest and similar income and expenses of R$ 17,194 (R$ 16,651 from 07/01 to 09/30/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 13,628 (R$ 5,340 from 07/01 to 09/30/2024) and foreign exchange results and exchange variations in foreign transactions of R$ (3,073) (R$ 1,423 from 07/01 to 09/30/2024). Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (1,921) (R$ (1,838) from 07/01 to 09/30/2024). 96 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 07/01 to 09/30/2024 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 25,375 14,765 2,554 42,694 (2,050) 40,644 Interest margin 15,549 10,598 2,365 28,512 (5,098) 23,414 Commissions and Banking Fees 7,154 4,000 74 11,228 408 11,636 Income from insurance and private pension operations before claim and selling expenses 2,672 167 115 2,954 (1,145) 1,809 Other revenues - - - - 3,785 3,785 Cost of Credit (7,265) (980) - (8,245) 2,921 (5,324) Claims (418) (5) - (423) 423 - Operating margin 17,692 13,780 2,554 34,026 1,294 35,320 Other operating income / (expenses) (12,497) (5,382) (675) (18,554) (6,758) (25,312) Non-interest expenses (10,828) (4,661) (461) (15,950) (7,108) (23,058) Tax expenses for ISS, PIS and COFINS and Other (1,669) (721) (214) (2,604) 21 (2,583) Share of profit or (loss) in associates and joint ventures - - - - 329 329 Income before income tax and social contribution 5,195 8,398 1,879 15,472 (5,464) 10,008 Income tax and social contribution (1,322) (2,661) (507) (4,490) 5,077 587 Non-controlling interests (113) (195) 1 (307) 78 (229) Net income 3,760 5,542 1,373 10,675 (309) 10,366 12/31/2024 Total assets (*) - 1,842,885 1,418,456 243,230 3,048,537 (194,062) 2,854,475 Total liabilities - 1,774,738 1,333,954 185,422 2,838,080 (204,889) 2,633,191 (*) Includes: Investments in associates and joint ventures 2,343 - 6,214 8,557 1,517 10,074 Fixed assets, net (2) 7,490 1,590 - 9,080 4,183 13,263 Goodwill and Intangible assets, net 8,808 9,383 - 18,191 5,806 23,997 1) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 97 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 01/01 to 09/30/2025 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 83,176 46,305 7,351 136,832 (9,052) 127,780 Interest margin 52,332 33,756 6,793 92,881 (6,338) 86,543 Commissions and Banking Fees 21,992 12,032 307 34,331 54 34,385 Income from insurance and private pension operations before claim and selling expenses 8,852 517 251 9,620 (2,894) 6,726 Other revenues - - - - 126 126 Cost of Credit (23,879) (3,334) - (27,213) 2,334 (24,879) Claims (1,203) (20) - (1,223) 1,223 - Operating margin 58,094 42,951 7,351 108,396 (5,495) 102,901 Other operating income / (expenses) (38,230) (17,280) (2,098) (57,608) (9,031) (66,639) Non-interest expenses (32,927) (15,002) (1,527) (49,456) (9,779) (59,235) Tax expenses for ISS, PIS and COFINS and Other (5,303) (2,278) (571) (8,152) (327) (8,479) Share of profit or (loss) in associates and joint ventures - - - - 1,075 1,075 Income before income tax and social contribution 19,864 25,671 5,253 50,788 (14,526) 36,262 Income tax and social contribution (5,627) (8,096) (1,627) (15,350) 12,793 (2,557) Non-controlling interests (334) (551) (40) (925) 170 (755) Net income 13,903 17,024 3,586 34,513 (1,563) 32,950 09/30/2025 Total assets (*) - 1,840,921 1,387,653 112,042 2,996,463 (27,112) 2,969,351 Total liabilities - 1,766,603 1,301,035 57,212 2,780,697 (36,053) 2,744,644 (*) Includes: Investments in associates and joint ventures 2,598 - 6,151 8,749 1,849 10,598 Fixed assets, net 7,416 1,796 - 9,212 3,190 12,402 Goodwill and Intangible assets, net 8,346 9,244 - 17,590 6,234 23,824 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Interest margin includes interest and similar income and expenses of R$ 28,053 (R$ 55,946 from 01/01 to 09/30/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 40,440 (R$ 20,997 from 01/01 to 09/30/2024) and foreign exchange results and exchange variations in foreign transactions of R$ 18,050 (R$ (1,218) from 01/01 to 09/30/2024). Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (5,563) (R$ (5,297) from 01/01 to 09/30/2024). 98 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 01/01 to 09/30/2024 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 74,828 42,703 7,327 124,858 255 125,113 Interest margin 45,962 30,255 6,840 83,057 (7,332) 75,725 Commissions and Banking Fees 21,111 12,017 286 33,414 1,392 34,806 Income from insurance and private pension operations before claim and selling expenses 7,755 431 201 8,387 (3,229) 5,158 Other revenues - - - - 9,424 9,424 Cost of Credit (22,430) (3,420) - (25,850) 4,009 (21,841) Claims (1,196) (19) - (1,215) 1,215 - Operating margin 51,202 39,264 7,327 97,793 5,479 103,272 Other operating income / (expenses) (35,699) (15,417) (1,856) (52,972) (15,824) (68,796) Non-interest expenses (30,796) (13,358) (1,263) (45,417) (16,825) (62,242) Tax expenses for ISS, PIS and COFINS and Other (4,903) (2,059) (593) (7,555) 180 (7,375) Share of profit or (loss) in associates and joint ventures - - - - 821 821 Income before income tax and social contribution 15,503 23,847 5,471 44,821 (10,345) 34,476 Income tax and social contribution (4,020) (7,940) (1,428) (13,388) 9,917 (3,471) Non-controlling interests (320) (509) (85) (914) 159 (755) Net income 11,163 15,398 3,958 30,519 (269) 30,250 12/31/2024 Total assets (*) - 1,842,885 1,418,456 243,230 3,048,537 (194,062) 2,854,475 Total liabilities - 1,774,738 1,333,954 185,422 2,838,080 (204,889) 2,633,191 (*) Includes: Investments in associates and joint ventures 2,343 - 6,214 8,557 1,517 10,074 Fixed assets, net (2) 7,490 1,590 - 9,080 4,183 13,263 Goodwill and Intangible assets, net 8,808 9,383 - 18,191 5,806 23,997 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 99 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 09/30/2025 12/31/2024 Brazil Abroad Total Brazil Abroad Total Non-current assets (3) 30,636 5,590 36,226 27,940 5,250 33,190 1 07/01 to 09/30/2025 07/01 to 09/30/2024 1 Brazil Abroad Total Brazil Abroad Total Income related to interest and similar (1,2,3) 69,597 12,139 81,736 50,396 10,309 60,705 Income from insurance contracts and private pension (3) 2,425 - 2,425 1,809 - 1,809 Comissions and Banking Fees (3) 10,229 1,452 11,681 10,291 1,345 11,636 1 01/01 to 09/30/2025 01/01 to 09/30/2024 Brazil Abroad Total Brazil Abroad Total Income related to interest and similar (1,2,3) 206,744 49,659 256,403 158,808 35,896 194,704 Income from insurance contracts and private pension (3) 6,726 - 6,726 5,158 - 5,158 Commissions and Banking Fees (3) 30,030 4,355 34,385 31,056 3,750 34,806 1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions. 2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. 3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values. Note 31 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 100 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING 09/30/2025 12/31/2024 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Assets lnterbank investments - 726 - 726 - 820 - 820 Loan operations - 400 355 755 - 141 448 589 Securities and derivatives (asset and liability position) - 318 3,481 3,799 527 373 3,211 4,111 Other assets - 414 300 714 - 437 54 491 Total assets - 1,858 4,136 5,994 527 1,771 3,713 6,011 Liabilities Deposits (50) (80) (1,113) (1,243) - (129) (1,157) (1,286) Securities sold under repurchase agreements - (288) (116) (404) - (279) (71) (350) Debt instruments - (23) (47) (70) - (29) (146) (175) Other liabilities - (161) (4,470) (4,631) (2) (13) (1,576) (1,591) Total Liabilities (50) (552) (5,746) (6,348) (2) (450) (2,950) (3,402) ITAÚ UNIBANCO HOLDING 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Statement of lncome lncome 3 31 40 74 37 (33) 336 340 41 92 110 243 110 (19) 533 624 Expenses (10) (10) (273) (293) - (28) (128) (156) (10) (30) (650) (690) - (59) (344) (403) Other operating income / (expenses) 2 (76) (170) (244) 1 (62) (75) (136) 4 (179) (522) (697) 8 (122) (259) (373) lncome (5) (55) (403) (463) 38 (123) 133 48 35 (117) (1,062) (1,144) 118 (200) (70) (152) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 219, Liabilities of R$ (10,127) and Results of R$ (55) (R$ 191, R$ (7,641) at 12/31/2024 and R$ (10) from 01/01 to 09/30/2024). 101 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 07/01 to 09/30/2025 07/01 to 09/30/2024 01/01 to 09/30/2025 01/01 to 09/30/2024 Fees (201) (140) (605) (541) Profit sharing (98) (76) (364) (261) Post-employment benefits (2) (2) (9) (8) Share-based payment plan (104) (58) (267) (158) Total (405) (276) (1,245) (968) Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively. Note 32 - Risk and Capital Management a) Corporate Governance To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders. Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution. • Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. 102 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • Risk pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions. 103 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. b) Risk Management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. 104 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others. With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 105 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. Sensitivity analysis ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected credit loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 55% and 35%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions. The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected credit loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario: 09/30/2025 12/31/2024 Financial assets (1) Expected credit loss Reduction/(Increase) of expected credit loss Financial Assets (1) Expected credit loss Reduction/(Increase) of expected credit loss Pessimistic scenario Base scenario Optimistic scenario Pessimistic scenario Base scenario Optimistic scenario 1,467,433 (52,716) (478) 309 839 1,464,464 (52,936) (2,183) 538 1,347 1) Composed of Loan operations, lease operations and securities. Expected credit loss comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released R$ (1,588) (R$ (4,928) at 12/31/2024). I.III - Classification of Credit Impairment Stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. 106 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING. • Stage 3: default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters. Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV. I.IV - Maximum exposure of financial instruments to credit risk 09/30/2025 12/31/2024 Brazil Abroad Total Brazil Abroad Total Financial assets 2,269,868 515,865 2,785,733 2,089,980 583,321 2,673,301 At Amortized cost 1,570,888 364,135 1,935,023 1,500,797 412,007 1,912,804 Central Bank of Brazil deposits 164,192 - 164,192 160,698 - 160,698 Interbank deposits 22,066 43,687 65,753 26,709 40,222 66,931 Securities purchased under agreements to resell 272,221 3,217 275,438 238,593 4,627 243,220 Securities 297,068 17,147 314,215 302,599 24,908 327,507 Loan and lease operations 742,557 279,287 1,021,844 708,917 316,576 1,025,493 Other financial assets 116,958 27,319 144,277 103,711 33,002 136,713 (-) Provision for expected credit loss (44,174) (6,522) (50,696) (40,430) (7,328) (47,758) At Fair value through other comprehensive income 56,379 73,726 130,105 31,268 75,035 106,303 Securities 56,379 73,726 130,105 31,268 75,035 106,303 At Fair value through profit or loss 642,601 78,004 720,605 557,915 96,279 654,194 Securities 614,591 22,270 636,861 533,887 26,256 560,143 Derivatives 25,302 55,734 81,036 22,416 70,023 92,439 Other financial assets 2,708 - 2,708 1,612 - 1,612 Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released (1,400) (188) (1,588) (4,298) (630) (4,928) Off-balance sheet 656,783 79,536 736,319 609,945 86,714 696,659 Financial guarantees 99,728 24,369 124,097 95,890 28,025 123,915 Letters ofcredit to be released 58,239 - 58,239 72,930 - 72,930 Credit commitments 498,816 55,167 553,983 441,125 58,689 499,814 Total 2,925,251 595,213 3,520,464 2,695,627 669,405 3,365,032 Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. I.IV.I - By business sector Loan and lease operations 09/30/2025% 12/31/2024 % Individuals 551,819 54.0% 549,181 53.6% Companies 470,025 46.0% 476,312 46.4% Industry and commerce 229,635 22.5% 222,945 21.7% Services 196,740 19.2% 207,437 20.2% Other sectors 43,650 4.3% 45,930 4.5% Total 1,021,844 100.0% 1,025,493 100.0% 107 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Other financial assets (1) 09/30/2025% 12/31/2024 % Public sector 952,507 63.4% 871,579 62.4% Services 163,933 10.9% 196,419 14.1% Financial 216,653 14.4% 146,823 10.5% Other sectors 170,315 11.3% 181,722 13.0% Total 1,503,408 100.0% 1,396,543 100.0% 1) Includes Financial assets at fair value through other comprehensive income, at fair value through profit or loss and at amortized cost, except for Loan and lease operations and Other financial assets. The exposure of Off-balance sheet financial instruments (Financial guarantees, Credit commitments and Credits to be released) is neither categorized nor managed by business sector. 108 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 I.IV.II - By type and classification of credit risk Loan and lease operations 09/30/2025 Stage 1 Stage 2 Stage 3 Consolidated of 3 Stages Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Individuals 394,287 845 339,003 734,135 34,486 1 3,160 37,647 26,549 - 7 26,556 455,322 846 342,170 798,338 Companies 341,186 97,692 159,380 598,258 9,504 314 1,194 11,012 10,258 3,621 146 14,025 360,948 101,627 160,720 623,295 Foreign loans - Latin America 187,499 21,281 50,133 258,913 9,730 307 927 10,964 8,345 36 33 8,414 205,574 21,624 51,093 278,291 Total 922,972 119,818 548,516 1,591,306 53,720 622 5,281 59,623 45,152 3,657 186 48,995 1,021,844 124,097 553,983 1,699,924% 58.0% 7.5% 34.5% 100.0% 90.1% 1.0% 8.9% 100.0% 92.1% 7.5% 0.4% 100.0% 60.1% 7.3% 32.6% 100.0% 12/31/2024 Stage 1 Stage 2 Stage 3 Consolidated of 3 Stages Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Individuals 347,749 816 290,397 638,962 66,468 2 11,946 78,416 31,357 - 48 31,405 445,574 818 302,391 748,783 Companies 332,440 94,564 142,195 569,199 13,237 959 1,255 15,451 11,956 3,045 247 15,248 357,633 98,568 143,697 599,898 Foreign loans - Latin America 196,464 23,965 50,716 271,145 14,004 534 2,862 17,400 11,818 30 148 11,996 222,286 24,529 53,726 300,541 Total (1) 876,653 119,345 483,308 1,479,306 93,709 1,495 16,063 111,267 55,131 3,075 443 58,649 1,025,493 123,915 499,814 1,649,222% 59.3% 8.0% 32.7% 100.0% 84.2% 1.4% 14.4% 100.0% 94.0% 5.2% 0.8% 100.0% 62.2% 7.5% 30.3% 100.0% 1) For better presentation and comparability, comparative balances have been reclassified acoording to current criteria. Internal rating 09/30/2025 12/31/2024 Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total Low 827,097 75 - 827,172 817,782 68,406 - 886,188 Medium 95,087 13,286 - 108,373 58,817 14,214 - 73,031 High 788 40,359 - 41,147 54 11,089 - 11,143 Credit-impaired - - 45,152 45,152 - - 55,131 55,131 Total 922,972 53,720 45,152 1,021,844 876,653 93,709 55,131 1,025,493% 90.3% 5.3% 4.4% 100.0% 85.5% 9.1% 5.4% 100.0% 109 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Other financial assets 09/30/2025 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 247,629 249,121 247,629 - - - - Brazil 177,737 179,249 177,737 - - - - Latin America 35,906 35,886 35,906 - - - - Abroad 33,986 33,986 33,986 - - - - Corporate securities 188,739 183,713 182,311 3,525 2,923 8,503 3,505 Rural product note 64,451 61,377 61,281 2,388 2,120 1,843 1,050 Bank deposit certificate 203 203 203 - - - - Real estate receivables certificates 4,310 4,258 4,247 75 63 - - Debentures 76,566 74,118 74,033 817 484 5,717 2,049 Eurobonds and other 16,968 16,696 16,673 - - 689 295 Financial bills 300 300 300 - - - - Promissory and commercial notes 17,878 17,613 17,579 230 219 112 80 Other (1) 8,063 9,148 7,995 15 37 142 31 Investment funds 2,568 2,570 2,568 - - - - Total 438,936 435,404 432,508 3,525 2,923 8,503 3,505 1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss. 110 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 12/31/2024 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 257,525 261,164 257,525 - - - - Brazil 176,185 179,814 176,185 - - - - Latin America 43,192 43,152 43,192 - - - - Abroad 38,148 38,198 38,148 - - - - Corporate securities 172,630 169,062 167,327 2,670 2,444 6,075 2,860 Rural product note 60,068 59,102 58,952 844 764 541 353 Bank deposit certificate 133 132 133 - - - - Real estate receivables certificates 5,875 5,434 5,426 453 449 - - Debentures 75,742 72,991 72,831 527 404 5,534 2,507 Eurobonds and other 5,905 5,914 5,763 143 142 - - Financial bills 265 264 265 - - - - Promissory and commercial notes 16,280 16,136 16,117 176 163 - - Other (1) 8,362 9,089 7,840 527 522 - - Total (2) 430,155 430,226 424,852 2,670 2,444 6,075 2,860 1) Includes equity instruments designated to Fair value througt other comprenhensive income. 2) The balances presented were adjusted to reflect the composition of the table with Amortized cost and Fair value through other comprehensive income financial instruments. 111 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Other financial assets - Internal classification by level of risk 09/30/2025 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss Interbank deposits and Total securities purchased under agreements to resell Securities Low 341,191 305,252 129,949 717,258 1,493,650 Medium - 2,527 - 161 2,688 High - 6,436 156 478 7,070 Total 341,191 314,215 130,105 717,897 1,503,408% 22.7% 20.9% 8.7% 47.7% 100.0% 12/31/2024 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss Interbank deposits and Total securities purchased under agreements to resell Securities Low 310,151 318,322 106,267 630,444 1,365,184 Medium - 5,133 18 21,735 26,886 High - 4,052 18 403 4,473 Total 310,151 327,507 106,303 652,582 1,396,543% 22.2% 23.5% 7.6% 46.7% 100.0% Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 81,036 (R$ 92,439 at 12/31/2024). 112 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 I.IV.III - Financial asset collateral 09/30/2025 12/31/2024 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Book value of the assets Fair value of collateral Book value of the assets Fair value of collateral Book value of the assets Fair value of collateral Book value of the assets Fair value of collateral Individuals 184,422 535,219 2,390 2,018 172,391 456,428 3,127 2,736 Personal (1) 9,049 40,806 1,049 922 8,128 25,156 1,673 1,556 Vehicles (2) 30,440 68,389 1,072 958 31,859 70,772 1,119 1,026 Mortgage loans (3) 144,933 426,024 269 138 132,404 360,500 335 154 Companies (4) 165,505 529,209 84,075 76,576 166,845 592,523 63,892 60,395 Foreign loans - Latin America (4) 172,597 350,555 12,866 6,152 188,756 374,316 12,731 4,201 Total 522,524 1,414,983 99,331 84,746 527,992 1,423,267 79,750 67,332 1) In general requires financial guarantees. 2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. 3) Properties themselves are pledged as collateral. 4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other). Of the total of loan and lease operations, R$ 524,086 (R$ 417,751 at 12/31/2024) represent unsecured loans. 113 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 I.IV.IV - Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 474 (R$ 623 from 01/01 to 09/30/2024). II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. 114 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts is aligned with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1.000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. VaR Total (Historical Simulation) (1) 09/30/2025 12/31/2024 Average Minimum Maximum Total VaR Average Minimum Maximum Total VaR VaR by Risk Factor Group Interest rates 1,302 1,028 1,974 1,310 1,179 988 2,120 2,009 Currencies 39 22 63 42 36 18 64 50 Shares 46 36 89 40 51 35 86 46 Commodities 26 10 67 52 17 8 41 19 Effect of diversification - - - (380) - - - (381) Total risk 1,092 777 1,744 1,064 939 756 1,902 1,743 1) VaR by Risk Factor Group considers information from foreign units. 115 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 II.I.I - Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 09/30/2025 12/31/2024 0-30 days 31-180 days 181-365 days 1-5 years Over 5 years Total 0-30 days 31-180 days 181-365 days 1-5 years Over 5 years Total Financial assets 626,251 441,274 308,481 958,307 332,566 2,666,879 617,119 433,855 245,916 923,202 338,412 2,558,504 At amortized cost 549,106 376,765 224,424 498,103 167,771 1,816,169 533,678 347,519 200,787 507,268 208,755 1,798,007 Central Bank of Brazil deposits 144,303 - - - - 144,303 138,518 - - - - 138,518 Interbank deposits 44,483 5,749 9,591 5,924 6 65,753 33,082 10,559 9,888 13,382 14 66,925 Securities purchased under agreements to resell 197,017 73,369 4,432 77 543 275,438 201,082 41,460 - - 677 243,219 Securities 12,600 24,267 32,402 175,997 63,565 308,831 12,910 38,878 36,794 164,332 70,938 323,852 Loan and lease operations 150,703 273,380 177,999 316,105 103,657 1,021,844 148,086 256,622 154,105 329,554 137,126 1,025,493 At fair value through other comprehensive income 9,073 14,657 20,171 62,148 24,056 130,105 17,377 16,118 6,382 47,809 18,617 106,303 At fair value through profit or loss 68,072 49,852 63,886 398,056 140,739 720,605 66,064 70,218 38,747 368,125 111,040 654,194 Securities 52,070 27,878 57,209 369,942 129,762 636,861 50,816 57,814 24,538 332,313 94,662 560,143 Derivatives 16,002 21,633 6,657 26,265 10,479 81,036 15,232 12,321 13,888 35,285 15,713 92,439 Other financial assets - 341 20 1,849 498 2,708 16 83 321 527 665 1,612 Financial liabilities 800,423 175,824 153,991 824,261 147,461 2,101,960 777,435 217,860 153,291 745,329 152,728 2,046,643 At amortized cost 784,824 154,044 147,251 796,365 140,112 2,022,596 766,631 203,641 137,520 710,423 142,153 1,960,368 Deposits 390,310 59,934 47,765 512,735 28,818 1,039,562 382,252 90,133 53,767 503,422 25,167 1,054,741 Securities sold under repurchase agreements 342,585 27,550 5,044 43,410 36,807 455,396 322,797 21,378 1,458 5,279 37,875 388,787 Interbank market funds 49,912 64,021 88,218 172,915 4,600 379,666 56,173 87,015 74,950 148,059 6,097 372,294 Institutional market funds 1,464 2,198 5,761 63,948 69,887 143,258 5,005 5,057 6,971 50,500 73,014 140,547 Other financial liabilities 553 341 463 3,357 - 4,714 404 58 374 3,163 - 3,999 At fair value through profit or loss 15,599 21,780 6,740 27,896 7,349 79,364 10,804 14,219 15,771 34,906 10,575 86,275 Derivatives 15,599 21,780 6,740 27,698 7,295 79,112 10,775 14,179 15,626 34,756 10,077 85,413 Structured notes - - - 198 54 252 - - - 12 306 318 Other financial liabilities - - - - - - 29 40 145 138 192 544 Difference assets / liabilities (1) (174,172) 265,450 154,490 134,046 185,105 564,919 (160,316) 215,995 92,625 177,873 185,684 511,861 Cumulative difference (174,172) 91,278 245,768 379,814 564,919 (160,316) 55,679 148,304 326,177 511,861 Ratio of cumulative difference to total interest-bearing assets (6.5)% 3.4% 9.2% 14.2% 21.2% (6.3)% 2.2% 5.8% 12.7% 20.0% 1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. 116 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 II.I.II - Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III - Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of longterm assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. • Contingency plans for crisis situations. • Reports and charts that describe the risk positions. • Assessment of funding costs and alternative sources of funding. 117 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. III.I - Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 77.6% or R$ 1,213,216, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Funding from customers 09/30/2025 12/31/2024 0-30 days Total % 0-30 days Total % Deposits 945,377 1,039,562 894,482 1,054,741 Demand deposits 127,801 127,801 8.2% 124,920 124,920 8.0% Savings deposits 169,375 169,375 10.8% 180,730 180,730 11.5% Time deposits (1) 645,709 735,916 47.1% 580,855 735,376 46.9% Other 2,492 6,470 0.4% 7,977 13,715 0.9% Interbank market funds (1) 266,156 379,666 24.3% 189,700 372,294 23.7% Funds from own issue (2) - 2 - - 2 - Institutional market funds 1,683 143,258 9.2% 5,163 140,547 9.0% Total 1,213,216 1,562,488 100.0% 1,089,345 1,567,584 100.0% 1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds. 2) Refers to Securities sold under repurchase agreements with securities from own issue. III.II - Control over liquidity Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 367,777 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 168,176 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows. The average LCR in the period is 218.7% (221.3% at 12/31/2024) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR. From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,408,603 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,142,829 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks. The NSFR at the period closing is 123.3% (122.0% at 12/31/2024), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric. 118 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 09/30/2025 12/31/2024 Financial liabilities 0 – 30 31 – 365 366 – 720 Over 720 days Total 0 – 30 31 – 365 366 – 720 Over 720 days Total Deposits 945,379 78,488 7,713 10,802 1,042,382 894,493 132,640 14,588 18,118 1,059,839 Savings 169,375 - - - 169,375 180,730 - - - 180,730 Interbank 1,950 3,042 998 1 5,991 1,497 1,451 3,848 770 7,566 Time deposit 645,709 75,446 6,715 10,801 738,671 580,855 131,189 10,740 17,348 740,132 Demand 127,801 - - - 127,801 124,920 - - - 124,920 Other deposits 544 - - - 544 6,491 - - - 6,491 Central Bank of Brazil deposits (149,681) (11,776) (1,049) (1,686) (164,192) (137,510) (19,100) (1,564) (2,524) (160,698) Savings (29,009) - - - (29,009) (30,763) - - - (30,763) Time deposit (100,783) (11,776) (1,049) (1,686) (115,294) (84,567) (19,100) (1,564) (2,524) (107,755) Demand (19,889) - - - (19,889) (22,180) - - - (22,180) Securities sold under repurchase agreements 381,902 41,666 1,309 140,492 565,369 352,257 23,772 572 77,597 454,198 Government securities 323,592 9,654 1,307 140,477 475,030 274,340 7,511 290 76,463 358,604 Corporate securities 25,267 20,003 - 4 45,274 27,191 15,642 282 1,134 44,249 Foreign 33,043 12,009 2 11 45,065 50,726 619 - - 51,345 Interbank market funds 266,156 47,175 38,963 52,936 405,230 189,700 114,859 33,650 60,238 398,447 Institutional market funds 1,683 10,177 66,253 85,482 163,595 5,163 15,436 54,277 100,802 175,678 Derivatives - Net position 15,599 28,520 10,620 24,373 79,112 10,775 29,805 12,566 32,267 85,413 Forward 12,495 1,931 143 24 14,593 1,435 2 - 13 1,450 Options 1,445 12,425 1,351 2,027 17,248 3,902 14,825 1,065 796 20,588 Swaps 397 9,423 7,259 21,263 38,342 3,187 7,957 10,065 30,185 51,394 Other derivatives 1,262 4,741 1,867 1,059 8,929 2,251 7,021 1,436 1,273 11,981 Other financial liabilities - - - - - 29 185 138 192 544 Total financial liabilities 1,461,038 194,250 123,809 312,399 2,091,496 1,314,907 297,597 114,227 286,690 2,013,421 Off-balance commitments 09/30/2025 12/31/2024 Note 0 – 30 31 – 365 366 – 720 Over 720 days Total 0 – 30 31 – 365 366 – 720 Over 720 days Total Financial guarantees 2,947 46,992 21,290 52,868 124,097 3,323 42,924 21,910 55,758 123,915 Credit commitments 241,996 61,414 20,295 230,278 553,983 192,814 53,056 19,647 234,297 499,814 Letters of credit to be released 58,239 - - - 58,239 72,930 - - - 72,930 Contractual commitments - Fixed and Intangible assets 13, 14 - - - 1 1 - - - - - Total 303,182 108,406 41,585 283,147 736,320 269,067 95,980 41,557 290,055 696,659 119 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 IV - Emerging Risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. V - Social, Environmental and Climate Risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. 120 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products. c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios. 09/30/2025 12/31/2024 Available capital (amounts) Common Equity Tier 1 (CET 1) 195,917 188,265 Tier 1 215,466 206,196 Total capital (PR) 238,430 227,602 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,454,242 1,379,056 Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) 13.5% 13.7% Tier 1 ratio (%) 14.8% 15.0% Total capital ratio (%) 16.4% 16.5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) 2.5% 2.5% Countercyclical buffer requirement (%) 0.1% 0.1% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 3.6% 3.6% 121 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 At 09/30/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,599 (R$ 16,957 at 12/31/2024) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 21,813 (R$ 20,497 at 12/31/2024). The Basel Ratio reached 16.4% at 09/30/2025, a reduction of 0.1 p.p. in relation to that calculated at 12/31/2024. The variation reflects the effects of interest payments on capital and additional dividends, share repurchase and growth in risk-weighted assets, offset by the positive impact of income in the period. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 122,091 (R$ 117,278 at 12/31/2024), well above the Capital Buffer requirement of R$ 51,806 (R$ 49,049 at 12/31/2024), widely covered by available capital. The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 09/30/2025, fixed assets ratio reached 17.7% (18.5% at 12/31/2024), showing a surplus of R$ 77,101 (R$ 71,704 at 12/31/2024). II - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 09/30/2025 12/31/2024 Credit risk (excluding counterparty credit risk) 1,138,362 1,108,011 Of which: standardized approach for credit risk 1,062,874 1,038,238 Of which: foundation internal rating-based approach (F-IRB) - - Of which: advanced internal rating-based approach (A-IRB) 75,488 69,773 Counterparty credit risk (CCR) 29,491 44,837 Of which: standardized approach for counterparty credit risk (SA-CCR) 20,812 35,148 Of which: other CCR 8,679 9,689 Equity investments in funds - look-through approach 4,360 4,667 Equity investments in funds - mandate-based approach - - Equity investments in funds - fall-back approach 1,330 716 Securitization exposures in banking book 9,528 9,242 Market Risk 61,765 43,189 Of which: standardized approach (RWAMPAD) 75,499 52,643 Of which: internal models approach (RWAMINT) 33,578 28,471 Operational Risk 143,006 112,827 Payment Services risk (RWASP) NA NA Amounts below the thresholds for deduction 66,400 55,567 Total 1,454,242 1,379,056 122 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 III - Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 5,187, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of nonrisk- sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management risks of insurance contracts and private pension I - Management structure, roles and responsibilities ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets. 123 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 II - Underwriting risk In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates. (ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows. The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio. II.I Risk Concentrations ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage. II.II - Sensitivity analysis The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Assumptions Impact in income Impact in stockholders’ equity Insurance Private pension Insurance Private pension Discount rate 0.5 p.p. increase - (35) 50 528 0.5 p.p. decrease - 25 (54) (579) Biometric tables 5% increase (22) 49 - - 5% decrease 23 (51) - - Claims 5% increase (30) - - - 5% decrease 30 - - - III - Liquidity risk Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets. Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations. 124 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c): Period 09/30/2025 12/31/2024 Insurance Private pension Total Insurance Private pension Total 1 year (443) 13,478 13,035 (159) 13,469 13,310 2 years (348) 13,834 13,486 (295) 13,538 13,243 3 years (231) 13,941 13,710 (194) 12,380 12,186 4 years (111) 13,953 13,842 (91) 12,219 12,128 5 years (4) 13,845 13,841 1 12,178 12,179 Over 5 years 958 242,841 243,799 884 215,436 216,320 Total (1,2) (179) 311,892 311,713 146 279,220 279,366 1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. ITAÚ UNIBANCO HOLDING holds R$ 330,662 (R$ 295,823 at 12/31/2024) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period. IV - Credit risk The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days. Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates. Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted. 125 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Note 33 - Supplementary information a) Reconciliation of Net income and Stockholders’ equity The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20: Net income Stockholders’ equity 01/01 to 09/30/2025 01/01 to 09/30/2024 09/30/2025 12/31/2024 ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP 34,011 28,117 207,181 202,142 Expected credit loss - Loan and lease operations and other financial assets (1) 546 (1,107) 2,495 1,711 Classification of financial assets (2) 1,075 89 (3,487) (2,617) Write-off of financial assets (3) (1,453) 165 - 1,453 Reversal for amortization of goodwill 512 538 5,125 4,612 Derivatives used as hedge instruments (4) (1,120) 606 1,190 1,937 Hedge of net investments in foreign operations 226 (418) (1,076) (1,380) Other (847) 2,260 3,490 3,232 ITAÚ UNIBANCO HOLDING - IFRS 32,950 30,250 214,918 211,090 1) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off. 2) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value. 3) Starting 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS. 4) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS. Note 34 - Subsequent event Issuance of Subordinated Perpetual Financial Bills On October 08, 2025, ITAÚ UNIBANCO HOLDING issued R$ 3 billion in Subordinated Perpetual Financial Bills, in negotiations with professional investors. Financial Bills have a repurchase option as from 2031, subject to prior authorization by the Central Bank of Brazil and they are eligible to make up the Supplementary Capital of the ITAÚ UNIBANCO HOLDING’s Reference Equity with an estimated impact of 0.2 p.p. on its Tier I capitalization index. 126 Itaú Unibanco Holding S.A. – Condensed Financial Statements in IFRS – September 30, 2025 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in IFRS as of September 30, 2025. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. The statements referred to were disclosed on November 04, 2025, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Report of Independent Auditors; . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 127